FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: June 22, 2006

1. Restatement of Consolidated Financial Statements for the fiscal years ended March 31, 2005 and 2006

2. Restatement of Consolidated Financial Statements for the fiscal years ended March 31, 2003, 2004 and 2005

(Translation)

June 22, 2006

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Diane Foley
Corporate Communications Division
+81-3-3798-6511

Restatement of Consolidated Financial Statements for the fiscal years ended March 31, 2005 and 2006

NEC Corporation (hereinafter referred to as the “Company”) is reissuing and restating its consolidated financial statements as of March 31, 2005 and 2006 for the years ended March 31, 2005 and 2006, which were previously announced on May 11, 2006.

1. Reasons for Restatement

The consolidated financial statements for past fiscal years have been revised and restated based on U.S. generally accepted accounting principles (“U.S. GAAP”) as described in the consolidated financial statements for the fiscal year ended March 31, 2006, which were announced on May 11, 2006. In the statements, the Company announced that the restated figures contained in the consolidated financial statements for the fiscal year ended March 31, 2005 were currently being audited by the Company’s independent auditors and that the Company would promptly disclose revised consolidated financial statements for the fiscal year ended March 31, 2005 after such audit was complete.

As a result of the completion of the aforementioned audit by the independent auditors, certain figures have been revised as stated in section 2, “Amendments” below.

2. Amendments (Revised figures are underlined.)

The number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

<Original>

	As of March 31, 2006	As of March 31, 2005
Consolidated subsidiaries	356	317
Affiliated companies accounted for by the equity method	68	69

<Amendment>

	As of March 31, 2006	As of March 31, 2005
Consolidated subsidiaries	356	317
Affiliated companies accounted for by the equity method	68	68

CONDENSED CONSOLIDATED BALANCE SHEETS

<Original>

	(In millions of yen, millions of U.S.dollars)
	March 31, 2006	March 31, 2005	Increase (Decrease)	March 31, 2006
Current assets	JPY 2,106,753	JPY 2,094,285	JPY 12,468	$18,006

Cash and cash equivalents	455,932	502,629	(46,697)	3,897
Notes and accounts receivable, trade	997,050	918,222	78,828	8,522
Inventories	461,095	489,028	(27,933)	3,941
Other current assets	192,676	184,406	8,270	1,646
Long-term assets	1,789,029	1,888,260	(99,231)	15,291

Long-term receivables, trade	11,633	9,880	1,753	99
Investments and advances	453,459	407,821	45,638	3,876
Property, plant and equipment	691,779	744,610	(52,831)	5,913
Other assets	632,158	725,949	(93,791)	5,403

Total assets	JPY 3,895,782	JPY 3,982,545	(JPY 86,763)	$33,297

Current liabilities	JPY 1,721,250	JPY 1,741,658	(JPY 20,408)	$14,711

Short-term borrowings and current portion of long-term debt	322,380	375,009	(52,629)	2,755

Notes and accounts payable, trade	865,573	848,231	17,342	7,398
Other current liabilities	533,297	518,418	14,879	4,558
Long-term liabilities	1,082,460	1,280,272	(197,812)	9,252

Long-term debt	644,151	799,654	(155,503)	5,506

Accrued pension and severance costs	368,109	435,084	(66,975)	3,146
Other	70,200	45,534	24,666	600
Minority shareholders’ equity in consolidated subsidiaries	201,192	223,659	(22,467)	1,720

Total shareholders’ equity	890,880	736,956	153,924	7,614

Common stock	337,821	337,820	1	2,887
Additional paid-in capital	500,819	455,683	45,136	4,281
Retained earnings	74,537	74,357	180	637
Accumulated other comprehensive income (loss)	(19,428)	(127,867)	108,439	(166)
Treasury stock	(2,869)	(3,037)	168	(25)

Total liabilities and shareholders’ equity	JPY 3,895,782	JPY 3,982,545	(JPY 86,763)	$33,297

CONDENSED CONSOLIDATED BALANCE SHEETS

<Amendment>

	(In millions of yen, millions of U.S.dollars)
	March 31, 2006		March 31, 2005	Increase (Decrease)	March 31, 2006
Current assets	JPY	2,106,753	JPY 2,096,733	JPY 10,020	$18,006

Cash and cash equivalents		455,932	502,629	(46,697)	3,897
Notes and accounts receivable, trade		997,050	918,222	78,828	8,522
Inventories		461,095	489,028	(27,933)	3,941
Other current assets		192,676	186,854	5,822	1,646

Long-term assets		1,789,029	1,885,812	(96,783)	15,291

Long-term receivables, trade		11,633	9,880	1,753	99
Investments and advances		453,459	407,821	45,638	3,876
Property, plant and equipment		691,779	744,610	(52,831)	5,913
Other assets		632,158	723,501	(91,343)	5,403

Total assets	JPY	3,895,782	JPY 3,982,545	(JPY 86,763)	$33,297

Current liabilities	JPY	1,721,250	JPY 1,745,646	(JPY 24,396)	$14,711

Short-term borrowings and current portion of long-term debt		322,380	378,997	(56,617)	2,755

Notes and accounts payable, trade		865,573	848,231	17,342	7,398
Other current liabilities		533,297	518,418	14,879	4,558
Long-term liabilities		1,082,460	1,276,284	(193,824)	9,252

Long-term debt		644,151	795,666	(151,515)	5,506

Accrued pension and severance costs		368,109	435,084	(66,975)	3,146
Other		70,200	45,534	24,666	600
Minority shareholders’ equity in consolidated subsidiaries		201,192	223,659	(22,467)	1,720

Total shareholders’ equity		890,880	736,956	153,924	7,614

Common stock		337,821	337,820	1	2,887
Additional paid-in capital		500,819	455,683	45,136	4,281
Retained earnings		74,537	74,357	180	637
Accumulated other comprehensive income (loss)		(19,428)	(127,867)	108,439	(166)
Treasury stock		(2,869)	(3,037)	168	(25)

Total liabilities and shareholders’ equity	JPY	3,895,782	JPY 3,982,545	(JPY 86,763)	$33,297

NET INCOME PER SHARE

Net Income Per Share:

<Original>

	(In yen)
	Fiscal 2006	Fiscal 2005
Basic	JPY 6.05	JPY 39.62
Income from continuing operations	3.73	39.59
Income from discontinued operations, net of tax	4.75	0.03
Cumulative effect of accounting change, net of tax	(2.43)	—

Diluted	JPY 5.78	JPY 36.37

Income from continuing operations	3.56	36.34
Income from discontinued operations, net of tax	4.54	0.03
Cumulative effect of accounting change, net of tax	(2.32)	—

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:
	(Number of shares)
	Fiscal 2006	Fiscal 2005
Stock options	967,000	1,234,000

<Amendment>	(In yen)
	Fiscal 2006	Fiscal 2005
Basic	JPY 6.05	JPY 39.62
Income from continuing operations	3.73	39.59
Income from discontinued operations, net of tax	4.75	0.03
Cumulative effect of accounting change, net of tax	(2.43)	—

Diluted	JPY 5.78	JPY 36.37

Income from continuing operations	3.56	36.34
Income from discontinued operations, net of tax	4.54	0.03
Cumulative effect of accounting change, net of tax	(2.32)	—

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:
	(Number of shares)
	Fiscal 2006	Fiscal 2005
Convertible debt	73,835,596	—
Stock options	967,000	1,234,000

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

(Translation)

June 22, 2006

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Diane Foley
Corporate Communications Division
+81-3-3798-6511

Restatement of Consolidated Financial Statements for the fiscal years ended March 31, 2003, 2004 and 2005

NEC Corporation (hereinafter referred to as the “Company”) is reissuing and restating its consolidated financial statements as of March 31, 2003, 2004 and 2005 for the years ended March 31, 2003, 2004 and 2005.

1.	Reasons for Restatement

On March 22, 2006, the Company announced the results of its investigation of fictitious transactions recorded by an employee at NEC Engineering, Ltd., one of the Company’s subsidiaries. The Company also announced its plans to restate its consolidated financial statements for past fiscal years to adjust for the false transactions. The Company also identified other necessary adjustments based on U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, the Company restated certain historical consolidated financial information to reflect the dispositions of NEC Machinery Corporation and ANELVA Corporation during the fiscal year ended March 31, 2006, as these companies qualify as discontinued operations under U.S. GAAP.

2.	Outline of the Restatement

1)	Adjustments of financial statements of past fiscal years as a result of the fictitious transactions recorded by an employee at NEC Engineering, Ltd.

As a result of the fictitious transactions, net sales were overstated by ¥1,594 million, ¥4,597 million and ¥16,707 million for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. Also as a result of these fictitious transactions, net income (loss) was overstated by ¥244 million, ¥736 million and ¥2,039 million for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

2)	Other U.S. GAAP restatement adjustments

a)	Scope of consolidation

Among the Company’s subsidiaries and affiliates, certain subsidiaries were not consolidated and certain affiliates were not accounted for under the equity method of accounting in past fiscal years. Such subsidiaries have been consolidated and the affiliates have been accounted for under the equity method of accounting in the relevant periods in the restated financial statements.

b)	Research and development expenses

Some of the Company’s research and development expenses that were capitalized and recorded as assets in past financial statements have been adjusted as expenses when incurred as a result of the Company’s review of whether technical feasibility had been established, in accordance with the relevant accounting standards.

In addition, other adjustments were recorded in the restatement of the Company’s historical financial statements under U.S. GAAP.

3)	Adjustments for discontinued operations

As a result of the dispositions of NEC Machinery Corporation and ANELVA Corporation, profit from the operations of the two companies and the gain on sale of the two companies is presented separately as “discontinued operations” for the fiscal year ended March 31, 2006. In line with this presentation, financial statements for previous fiscal years have been restated.

As a result of this adjustment, net sales decreased by ¥41,730 million, ¥52,429 million and ¥61,027 million for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

Details of the Restatement

Following are the details of the restatement of the financial information for the fiscal years ended March 2003, 2004 and 2005:

1.	Discontinued Operations

Under U.S. generally accepted accounting principles, the sale or disposal of a business that qualifies as a discontinued operation requires restating previously issued financial information. Therefore, the results of operations for two subsidiaries sold during the year ended March 31, 2006 have been reflected in the restated consolidated financial statements as discontinued operations. These adjustments have been reflected in the accompanying consolidated financial statements and are summarized below.

On August 25, 2005, the Company entered into agreements to sell its shareholdings in ANELVA Corporation (“ANELVA”) and NEC Machinery Corporation (“NEC Machinery”). In accordance with these agreements, the Company completed the sales of ANELVA and NEC Machinery on September 30, 2005 and on October 12, 2005, respectively. Both ANELVA and NEC Machinery were subsidiaries of the Company, included in the Others segment, and engaged in the semiconductor manufacturing device business.

At March 31, 2004 and 2005, the carrying amounts of assets and liabilities of the disposal group classified as held for sale were immaterial. Summarized results of discontinued operations for the years ended March 31, 2003, 2004 and 2005 are presented in the tables under Effect of Adjustments on Consolidated Statements of Operations.

2.	Restatement of Previously Presented Financial Information

The Company is reissuing and restating its consolidated financial statements as of March 31, 2004 and 2005 and for the years ended March 31, 2003, 2004 and 2005 to recognize (1) corrections for the effects of certain fictitious transactions and (2) corrections to reflect certain accounting practices and policies in accordance with U.S. generally accepted accounting principles. In connection with reissuing the consolidated financial statements, the Company has also amended the consolidated financial statements to reflect certain discontinued operations. For further discussion of discontinued operations refer to 1 above.

Corrections to Consolidated Financial Statements

The following table sets forth the effects of various corrections to net income (loss) in the consolidated statements of operations for the years ended March 31, 2003, 2004 and 2005. The categories listed in the table below reflect related adjustments that have been aggregated for disclosure purposes. The principal adjustments in each category are described in more detail in the disclosures following the table below. Additionally, the impact of the adjustments on the consolidated balance sheets, the consolidated statements of operations, statements of shareholders’ equity and cash flows are presented below.

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net income (loss), as previously reported	¥(24,558)	¥41,078	¥67,864

Adjustments - pretax:
NEC Engineering	(413)	(1,247)	(3,456)
Accrued Expenses	2,419	(1,650)	(439)
Consolidation of Subsidiaries	(701)	876	(6,017)
Equity in Earnings of Affiliates	45	1,584	1,060
Research and Development Expenses	3,033	(19,383)	39,950
Revenue Recognition	(1,446)	(1,552)	(855)
Debt issuance costs	(697)	4,928	—
Pension and others	(946)	(815)	58

Total adjustments - pretax	1,294	(17,259)	30,301

Tax effect of adjustments	(2,949)	122	(16,775)
Adjustments for accounting for income taxes	13,881	(13,917)	(4,175)

Total adjustments for taxes	10,932	(13,795)	(20,950)

Total adjustments to net income (loss)	12,226	(31,054)	9,351

Net income (loss), as restated	(12,332)	10,024	77,215

Comprehensive income (loss):
Other comprehensive income (loss), net of tax, as previously reported	(180,980)	136,620	25,401
Adjustments, net of tax:
Foreign currency translation adjustments	(7,491)	4,352	(962)
Minimum pension liability adjustment	(607)	402	(596)

Other comprehensive income (loss), net of tax, as restated	(189,078)	141,374	23,843

Comprehensive income (loss), as restated	¥(201,410)	¥151,398	¥101,058

Comprehensive income (loss), as previously reported	¥(205,538)	¥177,698	¥93,265

Retained earnings:
Balance at end of year, as previously reported	¥41,567	¥71,901	¥128,204
Prior years’ cumulative adjustments	(44,370)	(32,144)	(63,198)
Current year’s adjustments	12,226	(31,054)	9,351

Balance at end of year, as restated	¥9,423	¥8,703	¥74,357

False Transactions within NEC Engineering, Ltd. (“NECE”):

In December 2005, the management of NECE, one of NEC’s consolidated subsidiaries, uncovered certain fictitious purchase and sale transactions which had been recorded by an employee of NECE related to its factory automation operations, and reported such findings to NEC’s management. NEC conducted an internal investigation and initiated an external investigation by independent lawyers and forensic accountants to ascertain and evaluate information relating to the transactions. The false transactions relate to the purchase and sale of products and services that were fabricated through a “round-tripping” scheme amongst NECE and certain customers and vendors. The first fictitious transaction was recorded in March 2002. Therefore, this scheme has affected the Company’s reported financial results since March 31, 2002. Prior to the discovery in December 2005, fictitious sales of ¥13,341 million had been recorded for the year ended March 31, 2006.

Corrections to eliminate the effect of these fictitious transactions on retained earnings, consolidated statements of operations and consolidated balance sheets are presented in tables under Effect of Adjustments on Retained Earnings and Accumulated Other Comprehensive Income (Loss), Effect of Adjustments on Consolidated Statements of Operations and Effect of Adjustments on Consolidated Balance Sheets set forth below.

Other Corrections to Previously Presented Financial Information:

The Company has determined that certain other accounting practices and policies in the historical consolidated financial statements required correction and accordingly, the Company has made appropriate adjustments. Significant adjustments are discussed below.

Accrued Expenses

The Company has recorded adjustments to properly reflect the Company’s liabilities for earned and accumulated vacation obligations, which the Company’s employees are entitled to carry forward into the next fiscal year. Previously, the Company had concluded that since these expenses are relatively consistent period to period (therefore having no significant impact on earnings); that there are no cash payments related to these obligations; and that upon an employee’s retirement such obligations terminated, that an accrual was not required.

Estimates for warranty costs which had been incurred but not reported had not been provided. Management had previously recognized such costs when corrective actions were taken. Given the relative impact period to period, management had determined that there was no significant impact to earnings. The Company recorded adjustments based on its best estimate of warranty obligations. Estimation of warranty obligations involves consideration of a number of factors including the Company’s historical experience.

Consolidation and Equity Method Accounting

Certain subsidiaries were omitted from the consolidated financial statements in prior fiscal years or had been consolidated in the period subsequent to when the Company obtained control. Certain affiliated companies where the Company held significant influence through shareholdings greater than 20% of the entities’ voting securities were not accounted for using the equity method. The Company has recorded adjustments to consolidate these subsidiaries and to recognize the equity method of accounting for the affiliated companies in the proper accounting periods.

Research and Development Expenses

The Company capitalized certain pre-production design and development costs incurred prior to March 31, 2002. The Company recorded adjustments to retained earnings at March 31, 2002 to reflect these costs as expense when incurred. Adjustments were also made to the consolidated statements of operations for the years ended March 31, 2003, 2004 and 2005 to reverse amortization expense, previously charged to other expenses, related to the costs that were previously capitalized. The effect of these adjustments increased pretax income by ¥12,192 million, ¥10,013 million and ¥15,539 million for the years ended March 31, 2003, 2004 and 2005, respectively. An adjustment, net of tax, was recognized to decrease retained earnings at March 31, 2002 by ¥21,892 million.

In addition, certain costs related to the development of hardware and software to be included in products were capitalized. Management adjusted such amounts since technological feasibility had not been attained. The Company recorded adjustments to expense these costs when incurred. These adjustments also include the reversal of amortization expense (charged to cost of sales) related to costs that were previously capitalized. The following table reflects the effect of these adjustments, before tax, on consolidated statements of operations for the years ended March 31, 2003, 2004 and 2005.

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Reversal of amortization	¥59,369	¥78,189	¥83,070
Recognition of research and development costs	(68,011)	(105,971)	(55,780)

Total adjustments	¥(8,642)	¥(27,782)	¥27,290

An adjustment, net of tax, was recognized to decrease retained earnings at March 31, 2002 by ¥14,008 million.

Revenue Recognition

The Company previously recognized sales on a gross billing basis for certain pass-through transactions and transactions where the Company was not acting in the capacity as a principal. Adjustments to present such sales on a net basis reflecting only the Company’s commission income have been made. The impact of these adjustments was less than one percent of consolidated net sales each year for all years presented.

A subsidiary of the Company entered into sale leaseback transactions for financing purposes under which revenues were recorded for proceeds received. The Company made adjustments to correct sales and cost of sales associated with these transactions.

Debt issuance costs

The Company previously expensed convertible debt issuance costs when redeemed or converted. The Company made adjustments to amortize the debt issuance costs over the term of the convertible bonds.

Pension and others

In February 2000, the Company liquidated a subsidiary and reversed the benefit obligation for the subsidiary’s retirees. The Company made an adjustment to reinstate the benefit obligation. The adjustment did not have a material impact on net income for the years ended March 31, 2003, 2004 and 2005. An adjustment, net of tax, was recognized to decrease retained earnings at March 31, 2002 by ¥3,545 million.

The Company, in reevaluating its accounting policies and practices, made certain other adjustments it considered necessary. The amounts were not individually significant and therefore have been accumulated into one balance.

Income taxes

Certain deferred income tax benefits had been provided for the difference between the Company’s tax basis and book basis of investments in certain subsidiaries and investees. In analyzing the Company’s temporary book and tax timing differences, management determined certain deferred income tax benefits had not been recorded. The adjustments primarily result from the use of a different book basis amount in determining the book basis versus tax basis differences. Previously, in determining the book basis amount, the Company used amounts determined in accordance with Japanese generally accepted accounting principles, the adjustments reflect use of book basis amounts determined in accordance with U.S. generally accepted accounting principles. Certain of these adjustments impacted other comprehensive income because the subsidiary’s or investee’s functional currency is different than the functional currency of NEC.

Income tax expense on certain intercompany profits, where no current income taxes were paid, primarily for inventory maintained within the NEC group, had not been eliminated in consolidation. The Company has recorded adjustments to eliminate income tax expense on intercompany profits as appropriate in the proper period.

Reclassifications

In the previously presented consolidated financial information, certain operating expenses which were considered nonrecurring and/or unrelated to current operating results, had been included as “other, net” in the consolidated statements of operations. The Company has recorded reclassifications to correctly present these items as cost of sales, selling, general and administrative expenses, or as a separate caption, as appropriate.

Effect of Adjustments on Retained Earnings and Accumulated Other Comprehensive Income (Loss)

The restatement discussed above also affected retained earnings and accumulated other comprehensive income as of March 31, 2002. The following table summarizes the effects of the adjustments on retained earnings and accumulated other comprehensive income (loss) as of March 31, 2002.

	March 31, 2002
	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	(Millions of yen)
Balance, as previously reported	¥66,125	¥(105,437)

NEC Engineering	(94)	—
Accrued Expenses	(52,558)	—
Consolidation of Subsidiaries	6,207	666
Equity in Earnings of Affiliates	13,475	—
Research and Development Expenses	(64,264)	—
Revenue Recognition	1,086	—
Debt issuance costs	(4,231)	—
Pension and others	(6,112)	(788)
Tax effect of adjustments above	52,194	331
Adjustments related to accounting for income taxes	9,927	1,222

Total adjustments	(44,370)	1,431

Balance, as restated	¥21,755	¥(104,006)

Effect of Adjustments on Consolidated Statements of Operations

The following tables summarize the effects of the adjustments outlined above on the consolidated statements of operations for the years ended March 31, 2003, 2004 and 2005. The following table also reflects the results of operations related to a component of the Company which was disposed of during the year ended March 31, 2006 as discontinued operations for all periods presented.

	Year ended March 31, 2003
	As Reported	Discontinued Operations	NECE	Other Adjustments	As Restated
	(Millions of yen)
Sales and other income:
Net sales	¥4,695,035	¥(41,730)	¥(1,594)	¥11,483	¥4,663,194
Other income	73,943	(513)	—	13	73,443

	4,768,978	(42,243)	(1,594)	11,496	4,736,637
Costs and expenses:
Cost of sales	3,453,010	(33,963)	(1,274)	(62,142)	3,355,631
Research and development expenses	296,241	(2,055)	—	68,524	362,710
Selling, general and administrative	824,895	(6,674)	93	24,850	843,164
Other expenses	133,336	(1,094)	—	(19,852)	112,390

	4,707,482	(43,786)	(1,181)	11,380	4,673,895

Income (loss) from continuing operations before income taxes	61,496	1,543	(413)	116	62,742
Provision (benefit) for income taxes	58,714	(909)	(169)	(10,763)	46,873

Income (loss) from continuing operations before minority interest, equity in earnings (losses) of affiliated companies	2,782	2,452	(244)	10,879	15,869
Minority interest in income (losses) of consolidated subsidiaries	6,896	1,327	—	(1,546)	6,677

Income (loss) from continuing operations before equity in earnings (losses) of affiliated companies	(4,114)	1,125	(244)	12,425	9,192
Equity in earnings (losses) of affiliated companies	(20,444)	—	—	45	(20,399)

Income (loss) from continuing Operations	(24,558)	1,125	(244)	12,470	(11,207)
Income (loss) discontinued operations, net of tax	—	(1,125)	—	—	(1,125)

Net income (loss)	¥(24,558)	¥—	¥(244)	¥12,470	¥(12,332)

	Year ended March 31, 2003
	As Reported	As Restated
	(Yen)
Net income (loss) per share:
Basic	¥(14.85)	¥(7.46)
Diluted	¥(14.85)	¥(7.46)

	Year ended March 31, 2003
	As Reported	As Restated
	(Number of shares)
Weighted-average number of shares:
Basic	1,653,389,121	1,653,389,121
Diluted	1,653,389,121	1,653,389,121

	Year ended March 31, 2004
	As Reported	Discontinued Operations	NECE	Other Adjustments	As Restated
	(Millions of yen)
Sales and other income:
Net sales	¥4,906,821	¥(52,429)	¥(4,597)	¥10,751	¥4,860,546
Other income	99,416	(435)	—	1,230	100,211

	5,006,237	(52,864)	(4,597)	11,981	4,960,757
Costs and expenses:
Cost of sales	3,622,965	(40,592)	(3,616)	(54,954)	3,523,803
Research and development expenses	256,668	(2,381)	—	106,971	361,258
Selling, general and administrative	852,664	(7,808)	266	1,915	847,037
Other expenses	113,394	(855)	—	(25,082)	87,457

	4,845,691	(51,636)	(3,350)	28,850	4,819,555

Income (loss) from continuing operations before income taxes	160,546	(1,228)	(1,247)	(16,869)	141,202
Provision (benefit) for income taxes	85,870	(534)	(511)	16,090	100,915

Income (loss) from continuing operations before minority interest, equity in earnings (losses) of affiliated companies	74,676	(694)	(736)	(32,959)	40,287
Minority interest in income (losses) of consolidated subsidiaries	15,838	(427)	—	(1,057)	14,354

Income (loss) from continuing operations before equity in earnings (losses) of affiliated companies	58,838	(267)	(736)	(31,902)	25,933
Equity in earnings (losses) of affiliated companies	(17,760)	—	—	1,584	(16,176)

Income (loss) from continuing operations	41,078	(267)	(736)	(30,318)	9,757
Income (loss) from discontinued operations, net of tax	—	267	—	—	267

Net income (loss)	¥41,078	¥—	¥(736)	¥(30,318)	¥10,024

	Year ended March 31, 2004
	As Reported	As Restated
	(Yen)
Net income per share:
Basic	¥23.67	¥5.78
Diluted	¥21.93	¥5.49

	Year ended March 31, 2004
	As Reported	As Restated
	(Number of shares)
Weighted-average number of shares:
Basic	1,735,345,608	1,735,345,608
Diluted	1,958,285,523	1,825,322,639

	Year ended March 31, 2005
	As Reported	Discontinued Operations	NECE	Other Adjustments	As Restated
	(Millions of yen)
Sales and other income:
Net sales	¥4,855,132	¥(61,027)	¥(16,707)	¥24,317	¥4,801,715
Other income	53,505	(543)	—	1,371	54,333

	4,908,637	(61,570)	(16,707)	25,688	4,856,048
Costs and expenses:
Cost of sales	3,646,770	(46,922)	(13,943)	(74,874)	3,511,031
Research and development expenses	275,348	(2,640)	—	55,935	328,643
Selling, general and administrative	802,505	(9,160)	692	27,466	821,503
Other expenses	68,350	(1,099)	—	(17,483)	49,768

	4,792,973	(59,821)	(13,251)	(8,956)	4,710,945

Income (loss) from continuing operations before income taxes	115,664	(1,749)	(3,456)	34,644	145,103
Provision (benefit) for income taxes	73,111	(1,579)	(1,417)	23,537	93,652

Income (loss) from continuing operations before minority interest, equity in earnings of affiliated companies	42,553	(170)	(2,039)	11,107	51,451
Minority interest in income (losses) of consolidated subsidiaries	7,280	(102)	—	777	7,955

Income (loss) from continuing operations before equity in earnings of affiliated companies	35,273	(68)	(2,039)	10,330	43,496
Equity in earnings of affiliated companies	32,591	—	—	1,060	33,651

Income (loss) from continuing operations	67,864	(68)	(2,039)	11,390	77,147
Income (loss) from discontinued operations, net of tax	—	68	—	—	68

Net income (loss)	¥67,864	¥—	¥(2,039)	¥11,390	¥77,215

	Year ended March 31, 2005
	As Reported	As Restated
	(Yen)
Net income per share:
Basic	¥34.77	¥39.62
Diluted	¥31.87	¥36.37

	Year ended March 31, 2005
	As Reported	As Restated
	(Number of shares)
Weighted-average number of shares:
Basic	1,926,424,743	1,926,424,743
Diluted	2,092,687,088	2,092,687,088

Effect of Adjustments on Consolidated Balance Sheets

The following tables summarize the effects of the adjustments outlined above on the consolidated balance sheets at March 31, 2003, 2004 and 2005.

	March 31, 2003
	As Reported	NECE	Other Adjustments	As Restated
	(Millions of yen)
Current assets:
Cash and cash equivalents	¥344,345	¥—	¥10,405	¥354,750
Notes receivable, trade	13,692	—	—	13,692
Accounts receivable, trade	840,844	(376)	30,105	870,573
Allowance for doubtful notes and accounts	(32,551)	—	—	(32,551)
Inventories	553,820	(123)	(26,739)	526,958
Deferred tax assets	124,577	—	27,002	151,579
Prepaid expenses and other current assets	75,315	—	15,576	90,891

Total current assets	1,920,042	(499)	56,349	1,975,892
Investments and long-term receivables	466,100	—	(9,834)	456,266
Property, plant and equipment, net	838,341	—	23,779	862,120
Other assets	878,817	208	5,644	884,669

Total assets	¥4,103,300	¥(291)	¥75,938	¥4,178,947

Current liabilities:
Short-term borrowings	¥212,350	¥—	¥8,005	¥220,355
Current portion of long-term debt	270,956	—	5,280	276,236
Notes payable, trade	39,709	—	—	39,709
Accounts payable, trade	835,309	(408)	6,606	841,507
Accounts payable, other and accrued expenses	237,743	78	55,328	293,149
Accrued income taxes	39,708	—	—	39,708
Other current liabilities	138,449	338	12,262	151,049

Total current liabilities	1,774,224	8	87,481	1,861,713
Long-term debt	1,003,787	—	12,721	1,016,508
Accrued pension and severance costs	705,551	—	11,424	716,975
Other	27,881	—	1,256	29,137

Total liabilities	3,511,443	8	112,882	3,624,333
Minority shareholders’ equity in consolidated subsidiaries	135,613	—	1,568	137,181
Preferred securities issued by a subsidiary	97,800	—	—	97,800
Shareholders’ equity	358,444	(299)	(38,512)	319,633

Total liabilities and shareholders’ equity	¥4,103,300	¥(291)	¥75,938	¥4,178,947

	March 31, 2004
	As Reported	NECE	Other Adjustments	As Restated
	(Millions of yen)
Current assets:
Cash and cash equivalents	¥496,763	¥—	¥12,377	¥509,140
Notes receivable, trade	17,759	—	—	17,759
Accounts receivable, trade	848,165	—	23,874	872,039
Allowance for doubtful notes and accounts	(25,219)	—	—	(25,219)
Inventories	570,026	(904)	(56,001)	513,121
Deferred tax assets	138,505	—	28,746	167,251
Prepaid expenses and other current assets	83,757	—	16,024	99,781

Total current assets	2,129,756	(904)	25,020	2,153,872
Investments and long-term receivables	451,373	—	(1,118)	450,255
Property, plant and equipment, net	770,214	—	17,229	787,443
Other assets	692,999	720	1,483	695,202

Total assets	¥4,044,342	¥(184)	¥42,614	¥4,086,772

Current liabilities:
Short-term borrowings	¥98,052	¥—	¥3,269	¥101,321
Current portion of long-term debt	266,450	—	11,430	277,880
Notes payable, trade	39,540	—	—	39,540
Accounts payable, trade	890,926	(1,828)	8,346	897,444
Accounts payable, other and accrued expenses	272,283	334	52,917	325,534
Accrued income taxes	39,488	—	—	39,488
Other current liabilities	135,848	2,345	15,692	153,885

Total current liabilities	1,742,587	851	91,654	1,835,092
Long-term debt	806,517	—	4,332	810,849
Accrued pension and severance costs	524,898	—	9,747	534,645
Other	37,506	—	1,563	39,069

Total liabilities	3,111,508	851	107,296	3,219,655
Minority shareholders’ equity in consolidated subsidiaries	221,374	—	(606)	220,768
Shareholders’ equity	711,460	(1,035)	(64,076)	646,349

Total liabilities and shareholders’ equity	¥4,044,342	¥(184)	¥42,614	¥4,086,772

	March 31, 2005
	As Reported	NECE	Other Adjustments	As Restated
	(Millions of yen)
Current assets:
Cash and cash equivalents	¥494,284	¥—	¥8,345	¥502,629
Notes receivable, trade	16,356	—	—	16,356
Accounts receivable, trade	900,227	(2,840)	19,366	916,753
Allowance for doubtful notes and accounts	(14,887)	—	—	(14,887)
Inventories	528,923	(2,014)	(37,881)	489,028
Deferred tax assets	106,755	—	16,013	122,768
Prepaid expenses and other current assets	49,904	—	14,182	64,086

Total current assets	2,081,562	(4,854)	20,025	2,096,733
Investments and long-term receivables	423,441	—	(5,740)	417,701
Property, plant and equipment, net	726,422	—	18,188	744,610
Other assets	709,260	2,137	12,104	723,501

Total assets	¥3,940,685	¥(2,717)	¥44,577	¥3,982,545

Current liabilities:
Short-term borrowings	¥227,615	¥—	¥5,276	¥232,891
Current portion of long-term debt	137,354	—	8,752	146,106
Notes payable, trade	30,065	—	—	30,065
Accounts payable, trade	817,519	(5,621)	6,268	818,166
Accounts payable, other and accrued expenses	284,798	944	43,907	329,649
Accrued income taxes	25,906	—	—	25,906
Other current liabilities	138,403	5,034	19,426	162,863

Total current liabilities	1,661,660	357	83,629	1,745,646
Long-term debt	791,238	—	4,428	795,666
Accrued pension and severance costs	425,174	—	9,910	435,084
Other	44,152	—	1,382	45,534

Total liabilities	2,922,224	357	99,349	3,021,930
Minority shareholders’ equity in consolidated subsidiaries	224,187	—	(528)	223,659
Shareholders’ equity	794,274	(3,074)	(54,244)	736,956

Total liabilities and shareholders’ equity	¥3,940,685	¥(2,717)	¥44,577	¥3,982,545

Effect of Adjustments on Consolidated Statements of Cash Flow

The following table presents selected consolidated statements of cash flow information for the Company showing previously reported and restated cash flows, for the years ended March 31, 2003, 2004 and 2005.

	Year ended March 31
	2003		2004		2005
	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated
	(Millions of yen)
Net cash provided by (used in):
Operating activities	¥247,503	¥276,083	¥328,465	¥341,713	¥164,559	¥164,290
Investing activities	(11,586)	(17,306)	(69,115)	(78,032)	(122,547)	(134,319)
Financing activities	(262,749)	(284,973)	(102,773)	(104,936)	(50,266)	(42,262)
Effect of exchange rate changes on cash and cash equivalents	(6,595)	(6,349)	(4,159)	(4,355)	5,775	5,780

Net increase (decrease) in cash and cash equivalents	(33,427)	(32,545)	152,418	154,390	(2,479)	(6,511)
Cash and cash equivalents at beginning of year	377,772	387,295	344,345	354,750	496,763	509,140

Cash and cash equivalents at end of year	¥344,345	¥354,750	¥496,763	¥509,140	¥494,284	¥502,629

In addition to the effects of the previously described adjustments, certain non-cash transactions involving capital leases were previously reflected within the cash flow statement. The Company has recorded adjustments to reflect such transactions as non-cash transactions. The effects of these adjustments served to increase net cash provided by operating activities by ¥22,060 million, ¥6,987 million and ¥8,806 million for the years ended March 31, 2003, 2004 and 2005, respectively. Net cash used in financing activities was adjusted for comparable amounts in each of the three years presented above.

Underlined amounts in the attachments are restated as described above.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

Amendments (June 22, 2006)

April 28, 2004

Full Year Consolidated Financial Results for the Fiscal Year Ended

March 31, 2004

Consolidated Financial Results

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	% Change
	In billions of yen	In billions of yen	%
Net sales	4,860.5	4,663.2	+4.2
Operating income	136.6	101.7	+34.3
Income from continuing operations before income taxes	141.2	62.7	+125.1
Net income (loss)	10.0	(12.3)	—

	yen	yen
Net income (loss) per share:
Basic	5.78	(7.46)	—
Diluted	5.49	(7.46)	—

	In billions of yen	In billions of yen	%
Total assets	4,086.8	4,178.9	-2.2
Number of employees	148,804	150,976	—

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Consolidated subsidiaries	290	291
Affiliated companies accounted for by the equity method	66	61

I. Management Policy

1.	Fundamental Management Policy

NEC is currently facing tumultuous changes in its markets. Within this, there is growing demand for solutions that will help corporations persist in this challenging business climate. In terms of technologies, adoption of IP (Internet Protocol) and broadband networks is rapidly advancing, and servers and PCs are becoming more sophisticated. NEC intends to leverage these technologies in order to expand its solutions businesses by means of IT solutions based on information processing technologies, network solutions based on communication technologies, and Integrated IT/Network Solutions that solve its customers’ issues toward enhancement of its corporate value.

2.	Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC takes the following factors into account in determining its cash dividends, among other factors: the profits earned in each fiscal period, the profitability outlook for the following fiscal periods, the dividend payout ratio, and the demand for internal funds such as funds for capital expenditure.

NEC intends to pay an annual dividend of 6 yen per common share for the full year ended March 31, 2004 (including an interim dividend of 3 yen per common share).

3.	The Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one trading unit is recognized as an effective way to increase the number of individual investors and enhance stock liquidity, but it entails substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and its financial condition.

4.	Mid-to Long-Term Business Strategy

NEC’s business can largely be classified into two main domains; “Integrated IT/Network Solutions” and “Semiconductor Solutions”.

Regarding Integrated IT/Network Solutions, on April 1, 2003, NEC, to encourage open and flat operations, shifted from an in-house company system to a business line system based on nine business lines. As a result of NEC’s efforts over the fiscal year ended March 31, 2004, the initially set goals to “secure stable profit” and “improve financial structure” have been nearly accomplished, and NEC has laid out its “mid-term growth strategy” in October, 2003, under which steady business is being carried out toward new growth creation.

Outline of Mid-Term Growth Strategy

1.	Securing Reliable Profits and Stable Growth Focused on the Japanese Market

(1)	Securing a reliable profit foundation based on System Integration (SI)

(2)	Expanding the network solutions business through integration with Information Technology (IT) business

(3)	Revitalizing product business

2.	Capturing New Growth Opportunities

(1)	Global business expansion

(2)	Strengthening measures to prepare for the full-scale ubiquitous networked society in Japan

3.	Combining NEC Group Core Competencies to Support Growth

Furthermore, effective as of April 1, 2004, NEC, in order to further strengthen its market responsiveness, reorganized its 9 “business lines” into 11 “business units”, and shifted to a new business structure with a newly established “Marketing Unit” to plan and promote marketing measures for the entire company. Through this, in particular, NEC will strengthen its organization structure to enhance the delivery of various solutions to the market leveraged on its competence networking technologies. NEC expects that this will boost the implementation of its growth strategy in following fiscal years, and ultimately lead to further improvement of its profitability.

NEC Electronics Corporation, which is in charge of Semiconductor Solutions, was separated from NEC by way of a corporate separation in November, 2002, and listed on the Tokyo Stock Exchange on July 24, 2003. NEC Electronics Corporation aims, by means of enhancing its corporate value as a specialized Semiconductor Solutions provider, to continue creating a financial base rivaling that of its international competitors and pursue synergies with NEC in the areas of business and technology as an Integrated IT/Network Solutions strategic partner.

5.	Growth Strategy

In order to ensure implementation of NEC’s Mid-Term Growth Strategy, as laid out in October, 2003, it is necessary to correctly deal with business execution risks of increased development costs accompanying advancement of systems sought by its customers, and their complexities. It is also necessary to aim for the expansion and development of its businesses through response to changes in the market environment and maximum exploitation of NEC’s core competence such as its software development and network technology capabilities. Then, NEC, under a new business structure, will tackle upcoming management issues.

<1> Strengthening of Business Execution Capabilities

In the Integrated IT/Network Solutions domain, through the progress of broadband and mobile environments etc., the market is greatly changing toward realization of a ubiquitous society. NEC will, through advancement of customer-oriented business, and prompt and correct response to market changes, strive to provide integrated solutions that fulfill customers’ demands. In addition, through development process reform, and material cost reduction, and production innovation, NEC will further promote reduction of cost, and aim to strengthen management related to risk of business execution and the development process.

<2> Acceleration of Growth Strategy Implementation

In Japan, along with aiming to strengthen and expand the SI business as NEC’s earnings base, NEC will aim to expand the Integrated IT/Network Solutions business utilizing network related technologies and know-how that NEC prides itself on. Overseas, leveraging on innovation in the Japanese market, NEC will actively advance overseas development in the area of mobile business focusing on China and Europe, and the solutions business such as the SI business focusing on China and South East Asia.

<3> Maximization of Synergy with Affiliated Companies through Consolidation of Management Resources

NEC will consolidate the management resources of NEC and its affiliated companies such as R&D development capabilities, intellectual assets, and human resources, and through maximum exploitation of this synergy aims to maximize its entire corporate value. In particular, NEC, taking into account the growing importance of software in areas including semiconductors, mobile handsets, and network infrastructure, aims to strengthen competitiveness through cross-functional exploitation of its software development capabilities.

<4> Promotion of Structural Reform

Regarding the broadband business and other businesses that still require business reform, NEC continues to carry out structural reform such as switching to solutions businesses that provide value-added software and services, and improving development efficiency.

<5> Strengthening of R&D and Intellectual Asset Strategy

Amid a greatly changing market, along with strengthening of R&D strategy such as enhancing synergy between R&D and business, and early commercialization of development results, NEC will actively create and protect intellectual assets in the area of Integrated IT/Network Solutions and Semiconductor Solutions. In addition, NEC will strengthen intellectual asset strategies such as promoting use of its intellectual assets by third parties in other areas, in order to strengthen its competitiveness.

Through these kinds of measures, NEC aims to further business expansion and improve profitability, and develop into an excellent, global company.

6.	Basic Policy and Implementation Status of Plan Regarding Corporate Governance

NEC’s Corporate Governance Policy

NEC believes that strong corporate governance is vital in order to maximize its corporate value. Recognizing this, NEC aims to strengthen its corporate governance, in accordance with the following four principles:

(i)	Transparency and integrity of management.

(ii)	Realization of fast decision making and business execution.

(iii)	Clear accountability.

(iv)	Timely and fair disclosure.

NEC’s Corporate Governance Structure

NEC is establishing a corporate governance structure suitable to NEC led by a Board of Directors and a Board of Corporate Auditors.

In April, 2000, an executive officer system was introduced, and through the large delegation of authority from board members to executive officers NEC is promoting a clear responsibility structure and fast decision making and business execution.

In addition, NEC is seeking to further improve transparency and integrity of management through introduction of outside board members, establishment of a Management Advisory Committee and a Compensation Committee, and through cooperation among the corporate internal auditing section, corporate auditors, and independent auditors.

<1> Board of Directors

The Board of Directors consists of 15 members, and includes 3 outside members as of March 31, 2004.

At NEC, the Board of Directors holds ordinary meetings once a month and extraordinary meetings when urgent decision-making is required. It deliberates and decides on material matters concerning corporate management plans, financial plans, investment and loans, and business reforms and restructuring. Issues of particular importance that are decided and discussed at the meetings of the Board of Directors are discussed in advance by the Executive Committee.

Furthermore, to supplement the corporate governance functions of the Board of Directors, NEC established the Management Advisory Committee and the Compensation Committee. The Management Advisory Committee discusses a wide range of management issues such as the mid-term management strategy of the NEC Group, and the corporate governance policy from objective and independent perspectives. As of March 31, 2004, the committee consists of 12 members, 5 of whom are prominent individuals outside the NEC group. The Compensation Committee reviews the executive remuneration system and deliberates on the appropriate level of compensation for the directors and executive officers from an objective standpoint. As of March 31, 2004 the committee consists of 5 members, 2 of whom are from outside the NEC group.

<2> Corporate Auditors and Board of Corporate Auditors

Corporate auditors are elected at the ordinary general meeting of shareholders and act independently of directors. Their responsibility is to monitor the actions of the directors to ensure that they comply with applicable laws and regulations. NEC has 2 full-time auditors and 2 auditors from outside the NEC group as of March 31, 2004. In principle, the Board of Corporate Auditors meets once a month, but it also holds meetings as need arises. Each corporate auditor carries out audits through methods that include attending important corporate meetings, requesting business reports from directors, and investigating subsidiaries. In order to encourage cooperation, the corporate auditors also request additional reporting as needed from the corporate internal auditing section and the independent auditors.

Corporate Auditing Bureau

The Corporate Auditing Bureau, as a corporate internal auditing section, under close cooperation with the corporate auditors and the independent auditors inspects whether office administration is being carried out lawfully, properly, and rationally in compliance with the management policy, related legislation, internal rules, and standards, etc. It also provides improvement suggestions to each business division.

Risk Management

Amid a violently changing business environment, NEC recognizes the importance of appropriately managing the various risks it faces in order to maintain and increase corporate value.

Consequently, related divisions carry out risk analysis and research countermeasures regarding risks related to management strategy decision making such as alliances with other companies, and structural reform etc. Especially important issues are discussed sufficiently by the Executive Committee and so on, then decision making is carried out at the meeting of the Board of Directors, and performance trends are continuously monitored thereafter. In addition, regarding business execution risks related to quality issues and disasters, specialist divisions have been established to carry out risk management as well as to improve and maintain a risk management structure.

In order to support these activities, basic principles such as the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct have been established with the aim of thorough dissemination throughout the NEC Group. In addition, regarding corporate ethics problems, a system has been established with delegates posted inside and outside of the company, which enables employees and individuals to seek advice or file a complaint without any drawback.

NEC will continue to strive to strengthen corporate governance toward maximization of corporate value.

II. Business Results & Financial Condition

1.	Business Results

<1>Overview of the fiscal year ended March 31, 2004 and outlook for the fiscal year ending March 31, 2005

This fiscal year the global economy suffered slow expansion in the first quarter. This was principally due to the aggravation of the situation in Iraq, and the outbreak of Severe Acute Respiratory Syndrome (SARS), which was followed thereafter by steady economic expansion mainly in the United States and Asia.

While, in Japan, growth in personal consumption remained weak, business recovered moderately due to an increase in equipment investment, and a shift toward steady exports.

In the electronics industry, IT products for domestic enterprises experienced sluggish growth, while camera equipped mobile handsets, flat panel televisions, digital home electronics products, such as DVD recorders etc., as well as related electronics devices, saw steady performance. Overseas, due to economic recovery, demand grew mainly in digital home electronic products, mobile handsets, and personal computers etc.

Amid this business environment, NEC operated its businesses with this fiscal year positioned as the starting point of medium-term expansion. Specifically, NEC laid out its Mid-Term Growth Strategy in October, 2003. As a measure to realize this strategy, in addition to reduction of interest-bearing debt, through amendments of the pension and severance plans, and the transfer of a substitutional portion of the employee pension fund liabilities to the government, performance fluctuation risk was reduced. Furthermore, an increase in shareholder capital was carried out through stock issuance based on its market price aimed at strengthening of the financial foundation supporting implementation of NEC’s growth strategy. Moreover, due to a reduction in material costs, production innovation, strengthening of SCM (Supply Chain Management) and promotion of development process innovation, a thorough reduction in cost of sales was achieved.

The net sales for the fiscal year ended March 31, 2004, was 4,860.5 billion yen, an increase of 197.4 billion yen (4.2%) as compared with the previous fiscal year. This was principally due to an increase in sales of mobile handsets, optical disc drives, and semiconductors mainly for use in mobile handsets and digital consumer electronics.

Regarding profitability, operating income, due to an increase in net sales and a reduction in costs, increased by 34.9 billion yen (34.3%) to 136.6 billion yen as compared with the previous fiscal year. In addition, income from continuing operations before income taxes increased 78.5 billion yen to 141.2 billion yen as compared with the previous fiscal year as a result of gains due to stock issuances by subsidiaries such as NEC Electronics Corporation and other affiliated companies, and gain on the sale of the Yokohama plant and the central laboratories that accompanied the reorganization of NEC’s R&D bases. Net income for the fiscal year ended March 31, 2004, increased by 22.4 billion yen to 10.0 billion yen as compared with the previous fiscal year.

For the full fiscal year ending March 31, 2005, although there will be a reduction in sales through sale of businesses, due to an increase in shipments of mobile handsets for the overseas market, and steady growth in the device business as a result of expansion of the digital consumer electronics market, NEC plans consolidated net sales of 4,940.0 billion yen, an increase of 2% as compared with the fiscal year ended March 31, 2004.

Due to acceleration of cost reductions, and curbing of increases in fixed costs, NEC plans a consolidated operating income of 64.0 billion yen for the first half of the fiscal year ending March 31, 2005, and 220.0 billion yen for the full fiscal year ending March 31, 2005. NEC plans a consolidated net income of 25.0 billion yen for the first half of the fiscal year ending March 31, 2005, and 70.0 billion yen for the full fiscal year ending March 31, 2005.

<Consolidated>	Forecast for the fiscal year ending March 31, 2005	Comparison with the fiscal year ended March 31, 2004
	In billions of yen
Net sales	4,940.0	+2%
Operating income	220.0	+83.4 billion yen
Income from continuing operations before income taxes	180.0	+38.8 billion yen
Net income	70.0	+60.0 billion yen

<Non-consolidated>	Forecast for the fiscal year ending March 31, 2005	Comparison with the fiscal year ended March 31, 2004
	In billions of yen
Net sales	2,570.0	+2%
Ordinary income	47.0	+15.1 billion yen
Net income	25.0	- 0.2 billion yen

<2>	Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

IT Solutions Business

Sales:	2,120.9 billion yen (+1%)
Segment Profit:	86.4 billion yen (-15.6 billion yen)

Sales for the IT Solutions business for the fiscal year ended March 31, 2004 were 2,120.9 billion yen, an increase of 1% as compared with the previous fiscal year. Although domestic IT investment remained severe, steady growth in SI / Services and computer platform areas secured sales in line with those of the previous fiscal year.

Net sales by products and services were as follows:

In the area of SI / Services, in addition to steady government-sector demand, business for the private-sector grew steadily, and sales increased by 3% to 757.7 billion yen as compared with the previous fiscal year. In the software area, due to the influence of large orders attained in the previous fiscal year, sales decreased by 4% to 101.2 billion yen as compared with the previous fiscal year. In the area of computer platforms, sales increased by 5% to 539.2 billion yen as compared with the previous fiscal year due to expanded growth in optical disk drives. In the area of personal solutions business, although there was an increase in PC unit shipments in Japan, a decrease in average selling price led to a decrease in sales of 3% to 722.8 billion yen.

Although profitability of the personal solutions business improved mainly in PCs, due to an increase in costs related to anticipatory investment for responding to new technologies and exploiting new markets/customers, and a decrease in profitability in the SI / Services area etc., segment profit for the fiscal year ended March 31, 2004 was 86.4 billion yen, a decrease of 15.6 billion yen as compared with the previous fiscal year.

Network Solutions Business

Sales:	1,746.7 billion yen (+13%)
Segment Profit:	29.0 billion yen (+4.6 billion yen)

Sales for the Network Solutions business for the fiscal year ended March 31, 2004 increased by 13% to 1,746.7 billion yen as compared with the previous fiscal year. This was mainly due to large growth in sales of mobile handsets in Japan and overseas.

Net sales by products and services were as follows:

In the area of broadband, although there was steady investment in IP (Internet Protocol) in the domestic enterprises market, due to downsizing of overseas business, sales decreased by 9% to 485.9 billion yen as compared with the previous fiscal year. In the mobile area, due to an increase in mobile handset shipments in Japan and the commencement of full-scale shipments overseas, sales increased by 31% to 1,012.0 billion yen as compared with the previous fiscal year. In the area of social infrastructure, shipments of digital terrestrial broadcasting systems in Japan took stride in the second half of the previous fiscal year and came full turn in the second half of the fiscal year ended March 31, 2004, and sales increased by 4% to 248.8 billion yen as compared with the previous fiscal year.

There was an improvement in profitability, due to an increase in shipments mainly in mobile handsets, and a reduction in material costs and fixed costs. Segment profit increased 4.6 billion yen compared with the previous fiscal year to 29.0 billion yen for the fiscal year ended March 31, 2004.

Electron Devices Business

Sales:	932.7 billion yen (+0%)
Segment Profit:	52.5 billion yen (+57.3 billion yen)

Sales for the Electron Devices business for the fiscal year ended March 31, 2004 were 932.7 billion yen, almost unchanged from the fiscal year ended March 31, 2003. This was due to the influence of the implementation of business restructuring in the previous fiscal year despite steady growth in semiconductors etc.

Net sales by products and services were as follows:

In the area of semiconductors, in spite of the integration of DRAM manufacturing into Elpida Memory, Inc., as a result of steady growth in semiconductors mainly for mobile handsets and digital consumer electronics, in addition to resale products from the fiscal year ended March 31, 2004, sales amounted to 724.3 billion yen, an increase of 3% as compared with the previous fiscal year. In the display area, despite production downsizing of low-profitable color LCD products, due to sudden expansion of the plasma display market, sales increased by 2% to 99.9 billion yen as compared with the previous fiscal year. In the area of electronic components and others, despite steady growth in electronic components, due to the deconsolidation of printed circuit boards and car electronics businesses during the business restructuring that took place in the previous fiscal year, sales decreased by 18% to 108.5 billion yen as compared with the previous fiscal year.

There was an improvement in profitability due to a shift to high value-added products, improvement in productivity and a reduction in material costs etc. in the area of semiconductors, an increase in profit, in addition to the results of structural reform in the area of displays and electronic components. Segment profit for the fiscal year ended March 31, 2004 amounted to 52.5 billion yen, a huge improvement over the segment loss of 4.7 billion yen recorded in the previous fiscal year.

2.	Financial Condition

Net cash provided by operating activities for the fiscal year ended March 31, 2004 was 341.7 billion yen due to an increase in cash inflows in line with sales growth and a large improvement in net income this fiscal year, an increase of 65.6 billion yen as compared with the previous fiscal year.

Net cash used in investment activities was 78.0 billion yen due to a decrease in proceeds from the sale of fixed assets etc., an increase of 60.7 billion yen as compared with the previous fiscal year. As a result, the free cash flows (the sum of cash flows from operating activities and investment activities) were cash inflows of 263.7 billion yen, an improvement of 4.9 billion yen as compared with the previous fiscal year.

Regarding net cash used in financing activities, while stock issuances of NEC Corporation and its subsidiaries were carried out, through the redemption of debentures and repayment of debts payable, it amounted to 104.9 billion yen, an improvement of 180.0 billion yen as compared with the previous fiscal year. As a result, cash and cash equivalents amounted to 509.1 billion yen, an increase of 154.4 billion yen as compared with the end of the previous fiscal year.

Regarding interest-bearing debt, due to the results of policies undertaken to actively reduce interest-bearing debt, it amounted to 1,190.1 billion yen, a decrease of 323.0 billion yen as compared with the end of the previous fiscal year. Debt equity ratio was 1.84 times (an improvement of 2.89 points as compared with the end of the previous fiscal year).

In addition, the balance of interest-bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash equivalents, amounted to 680.9 billion yen, a decrease of 477.4 billion yen as compared with the end of the previous fiscal year, and accordingly debt equity ratio was 1.05 times (an improvement of 2.57 points as compared with the end of the previous fiscal year).

As one of the measures to reduce NEC’s interest-bearing debt, the Board of Directors resolved on April 22, 2004 that on June 21, 2004 NEC will redeem in whole its NEC Corporation Unsecured Subordinated Debentures due 2021 in accordance with the terms and conditions thereof. The redemption price is 100,001 million yen plus accrued interest. NEC will use free cash flows and some of its cash on hand for the redemption funds.

	Fiscal Year 2002	Fiscal Year 2003	Fiscal Year 2004
Shareholders’ equity ratio	10.3%	7.6%	15.8%
Shareholders’ equity ratio on market value basis	34.9%	15.5%	40.4%
Redemption years	14.1 years	6.9 years	4.0 years
Interest coverage ratio	3.1	9.2	12.6

Calculation methods for each of the above indices:

Shareholders’ equity ratio:

Shareholders’ equity at the end of each fiscal year / total assets at the end of each fiscal year

Shareholders’ equity ratio on market value basis:

Aggregated market value of shares at the end of each fiscal year / total assets at the end of each fiscal year

Redemption years:

Interest-bearing debt / cash flows from operating activities

*	Interest-bearing debt = (Interest-bearing debt at the beginning of the fiscal year + Interest-bearing debt at the end of the fiscal year) /2

Interest coverage ratio:

Cash flows from operating activities / interest paid

The indices above were calculated based on consolidated financial figures.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2004		(% of net sales)	Fiscal 2003		(% of net sales)	Increase (Decrease)		Fiscal 2004
Net sales	JPY	4,860,546	(100.0)	JPY	4,663,194	(100.0)	JPY	197,352	$46,736
Cost of sales		3,523,803	(72.5)		3,355,631	(71.9)		168,172	33,883
Selling, general and administrative expenses		1,200,165	(24.7)		1,205,874	(25.9)		(5,709)	11,540
Operating income		136,578	(2.8)		101,689	(2.2)		34,889	1,313

Non-operating income		130,225	(2.7)		122,299	(2.6)		7,926	1,253
Interest and dividends		15,120			17,527			(2,407)	146
Other		115,105			104,772			10,333	1,107
Non-operating expenses		125,601	(2.6)		161,246	(3.5)		(35,645)	1,208
Interest		27,211			29,945			(2,734)	262
Other		98,390			131,301			(32,911)	946

Income from continuing operations before income taxes		141,202	(2.9)		62,742	(1.3)		78,460	1,358

Provision for income taxes		100,915	(2.1)		46,873	(1.0)		54,042	970
Minority interest in income of consolidated subsidiaries		14,354	(0.3)		6,677	(0.1)		7,677	138
Equity in losses of affiliated companies		(16,176)	(-0.3)		(20,399)	(-0.4)		4,223	(156)

Income (loss) from continuing operations		9,757	(0.2)		(11,207)	(-0.2)		20,964	94

Income (loss) from discontinued operations, net of tax		267	(0.0)		(1,125)	(-0.1)		1,392	2

Net income (loss)	JPY	10,024	(0.2)	JPY	(12,332)	(-0.3)	JPY	22,356	$96

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 104 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

	(In millions of yen, millions of U.S.dollars)
	March 31, 2004		March 31, 2003		Increase (Decrease)		March 31, 2004
Current assets	JPY	2,153,872	JPY	1,975,892	JPY	177,980	$20,710

Cash and cash equivalents		509,140		354,750		154,390	4,896
Notes and accounts receivable, trade		864,579		851,714		12,865	8,313
Inventories		513,121		526,958		(13,837)	4,934
Other current assets		267,032		242,470		24,562	2,567
Long-term assets		1,932,900		2,203,055		(270,155)	18,586

Long-term receivables, trade		12,873		41,028		(28,155)	124
Investments and advances		437,382		415,238		22,144	4,206
Property, plant and equipment		787,443		862,120		(74,677)	7,572
Other assets		695,202		884,669		(189,467)	6,684

Total assets	JPY	4,086,772	JPY	4,178,947	JPY	(92,175)	$39,296

Current liabilities	JPY	1,835,092	JPY	1,861,713	JPY	(26,621)	$17,645

Short-term borrowings and current portion of long-term debt		379,201		496,591		(117,390)	3,646
Notes and accounts payable, trade		936,984		881,216		55,768	9,009
Other current liabilities		518,907		483,906		35,001	4,990
Long-term liabilities		1,384,563		1,762,620		(378,057)	13,313

Long-term debt		810,849		1,016,508		(205,659)	7,797
Accrued pension and severance costs		534,645		716,975		(182,330)	5,141
Other		39,069		29,137		9,932	375
Minority shareholders’ equity in consolidated subsidiaries		220,768		137,181		83,587	2,123

Preferred securities issued by a subsidiary		—		97,800		(97,800)	—

Total shareholders’ equity		646,349		319,633		326,716	6,215

Common stock		337,820		244,726		93,094	3,248
Additional paid-in capital		454,333		361,820		92,513	4,369
Retained earnings		8,703		9,423		(720)	84
Accumulated other comprehensive income (loss)		(151,710)		(293,084)		141,374	(1,459)
Treasury stock		(2,797)		(3,252)		455	(27)

Total liabilities and shareholders’ equity	JPY	4,086,772	JPY	4,178,947	JPY	(92,175)	$39,296

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2004		Fiscal 2003		Increase (Decrease)		Fiscal 2004
I. Cash flows from operating activities:
Net income (loss)	JPY	10,024	JPY	(12,332)	JPY	22,356	$96
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		183,398		197,494		(14,096)	1,763
Equity in losses of affiliated companies, net of dividends		16,910		21,961		(5,051)	163
(Increase) Decrease in notes and accounts receivable		(15,624)		132,248		(147,872)	(150)
(Increase) Decrease in inventories		(10,702)		84,914		(95,616)	(103)
Increase (Decrease) in notes and accounts payable		111,321		(116,434)		227,755	1,070
Other, net		46,386		(31,768)		78,154	447

Net cash provided by operating activities		341,713		276,083		65,630	3,286

II. Cash flows from investing activities:
Proceeds from sales of fixed assets		60,423		99,722		(39,299)	581
Additions to fixed assets		(239,904)		(215,812)		(24,092)	(2,307)
Proceeds from sales of marketable securities		54,493		71,919		(17,426)	524
Purchase of marketable securities		(2,355)		(2,277)		(78)	(23)
Other, net		49,311		29,142		20,169	475

Net cash used in investing activities		(78,032)		(17,306)		(60,726)	(750)

Free cash flows (I+II)		263,681		258,777		4,904	2,536

III. Cash flows from financing activities:
Net repayments of bonds and borrowings		(390,316)		(294,672)		(95,644)	(3,753)
Proceeds from stock issuances		184,836		—		184,836	1,777
Proceeds from stock issuances by subsidiaries		107,140		17,923		89,217	1,030
Dividends paid		(7,432)		(7,291)		(141)	(71)
Other, net		836		(933)		1,769	8

Net cash used in financing activities		(104,936)		(284,973)		180,037	(1,009)

Effect of exchange rate changes on cash and cash equivalents		(4,355)		(6,349)		1,994	(42)

Net increase (decrease) in cash and cash equivalents		154,390		(32,545)		186,935	1,485

Cash and cash equivalents at beginning of year		354,750		387,295		(32,545)	3,411

Cash and cash equivalents at end of year	JPY	509,140	JPY	354,750	JPY	154,390	$4,896

SEGMENT INFORMATION

1.	Business Segment Information

(1)	Net Sales (Including internal sales to other segments)

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2004		(% of total)	% change		Fiscal 2003		(% of total)	Fiscal 2004
IT Solutions business	JPY	2,120,869	(43.6)		+0.8	JPY	2,105,042	(45.1)	$20,393
Network Solutions business		1,746,742	(35.9)		+12.8		1,548,382	(33.2)	16,796
Electron Devices business		932,721	(19.2)		-0.4		936,798	(20.1)	8,968
Others		641,889	(13.2)		+0.2		640,508	(13.7)	6,172
Eliminations		(581,675)	(-11.9)		—		(585,068)	(-12.5)	(5,593)

Electronics business total		4,860,546	(100.0)		+4.6		4,645,662	(99.6)	46,736

Leasing business		—	—		—		38,222	(0.8)	—
Eliminations		—	—		—		(20,690)	(-0.4)	—

Consolidated total	JPY	4,860,546	(100.0)		+4.2	JPY	4,663,194	(100.0)	$46,736

(2) Segment Profit or Loss
	(In millions of yen, millions of U.S. dollars)
	Fiscal 2004		(% of profit on sales)	Increase (Decrease)		Fiscal 2003		(% of profit on sales)	Fiscal 2004
IT Solutions business	JPY	86,376	(4.1)	JPY	(15,601)	JPY	101,977	(4.8)	$831
Network Solutions business		29,030	(1.7)		4,639		24,391	(1.6)	279
Electron Devices business		52,538	(5.6)		57,251		(4,713)	(-0.5)	505
Others		10,145	(1.6)		(1,649)		11,794	(1.8)	97
Eliminations		(1,119)	—		(1,275)		156	—	(11)
Unallocated corporate expenses*		(40,392)	—		(1,912)		(38,480)	—	(388)

Electronics business total		136,578	(2.8)		41,453		95,125	(2.0)	1,313

Leasing business		—	—		(8,154)		8,154	(21.3)	—
Eliminations		—	—		1,590		(1,590)	—	—

		136,578	(2.8)		34,889		101,689	(2.2)	1,313

Other income		130,225			7,926		122,299		1,253
Other expenses		(125,601)			35,645		(161,246)		(1,208)

Consolidated income from continuing operations before income taxes	JPY	141,202		JPY	78,460	JPY	62,742		$1,358

(Notes)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3)	Net Sales to External Customers (Unaudited)

	(In billions of yen, millions of U.S. dollars)
	Fiscal 2004		Fiscal 2003		% change	Fiscal 2004
IT Solutions business	JPY	1,945.5	JPY	1,931.2	+0.7	$18,707

Domestic		1,608.5		1,658.1	-3.0	15,467
Overseas		337.0		273.1	+23.4	3,240

Network Solutions business		1,649.8		1,445.1	+14.2	15,863

Domestic		1,273.3		1,054.9	+20.7	12,243
Overseas		376.5		390.2	-3.5	3,620

Electron Devices business		830.5		842.7	-1.4	7,986

Domestic		473.9		528.2	-10.3	4,557
Overseas		356.6		314.5	+13.4	3,429

Others		434.7		413.4	+5.1	4,180

Domestic		310.1		317.8	-2.4	2,982
Overseas		124.6		95.6	+30.2	1,198

Electronics business total		4,860.5		4,632.4	+4.9	46,736

Domestic		3,665.8		3,559.0	+3.0	35,249
Overseas		1,194.7		1,073.4	+11.3	11,487

Leasing business		—		30.7	—	—

Domestic		—		30.7	—	—
Overseas		—		—	—	—

Consolidated total	JPY	4,860.5	JPY	4,663.2	+4.2	$46,736

Domestic		3,665.8		3,589.8	+2.1	35,249

Overseas		1,194.7		1,073.4	+11.3	11,487

(4) Net Sales by Products and Services (Including internal sales to other segments)*1 (Unaudited)
	(In billions of yen, millions of U.S. dollars)

	Fiscal 2004		Fiscal 2003		% change	Fiscal 2004
IT Solutions business	JPY	2,120.9	JPY	2,105.0	+0.8	$20,393

SI / Services		757.7		738.6	+2.6	7,285
Software		101.2		105.9	-4.4	973
Computers / Platforms		539.2		514.2	+4.9	5,185
Personal Solutions		722.8		746.3	-3.1	6,950

Network Solutions Business	JPY	1,746.7	JPY	1,548.4	+12.8	$16,796

Broadband		485.9		533.8	-9.0	4,673
Mobile		1,012.0		775.1	+30.6	9,731
Social Infrastructure		248.8		239.5	+3.9	2,392

Electron Devices business	JPY	932.7	JPY	936.8	-0.4	$8,968

Semiconductors		724.3		706.7	+2.5	6,964
Displays		99.9		97.9	+2.0	961
Electronic Components		108.5		132.2	-17.9	1,043

(NOTE)

*1	Please refer to the last page.

2.	Geographic Segment Information *

(1) Net Sales

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2004		(% of total)	% change		Fiscal 2003		(% of total)	Fiscal 2004
Japan	JPY	3,824,893	(78.7)		+0.0	JPY	3,824,526	(82.0)	$36,778
Overseas		1,035,653	(21.3)		+23.5		838,668	(18.0)	9,958

Consolidated	JPY	4,860,546	(100.0)		+4.2	JPY	4,663,194	(100.0)	$46,736

(2) Geographic Profit or Loss

	Fiscal 2004		(% of profit on sales)	Increase (decrease)		Fiscal 2003		(% of profit on sales)	Fiscal 2004
Japan	JPY	130,914	(3.4)	JPY	25,202	JPY	105,712	(2.8)	$1,259
Overseas		5,664	(0.5)		9,687		(4,023)	(-0.5)	54

		136,578	(2.8)		34,889		101,689	(2.2)	1,313

Other income		130,225			7,926		122,299		1,253
Other expenses		(125,601)			35,645		(161,246)		(1,208)

Consolidated income from continuing operations before income taxes	JPY	141,202		JPY	78,460	JPY	62,742		$1,358

* Geographic segment information based on the country location of NEC Corporation or subsidiary. 3. Sales by Market (Unaudited)
	Fiscal 2004		% change			Fiscal 2003			Fiscal 2004
Japan	JPY	3,665,848	+2.1			JPY	3,589,745		$35,249
Overseas		1,194,698	+11.3				1,073,449		11,487

Consolidated	JPY	4,860,546	+4.2			JPY	4,663,194		$46,736

FINANCIAL INSTRUMENTS

(1)	Fair value of derivative financial instruments

Contract or notional principal amounts, carrying amounts and estimated fair value are summarized as follows:

	(In millions of yen)
	March 31, 2004			March 31, 2003
Derivatives:	Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value
Forward exchange contracts *	JPY 73,585	JPY 916	JPY 916	JPY 21,902	(JPY 458)	(JPY 458)
Interest rate and currency swap agreements	418,945	(9,598)	(9,598)	405,414	(10,479)	(10,479)
Option contracts
Written	2,242	(86)	(86)	—	—	—
Purchased	13,657	955	955	—	—	—

*	Contract or notional amounts of forward exchange contracts are net amount of “sale” minus “purchase”.

March 31,2003
Purchase of foreign currency	45,571
Sale of foreign currency	67,473
March 31,2004
Purchase of foreign currency	47,782
Sale of foreign currency	121,367

(2)	Marketable securities

The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:

	(In millions of yen)
	March 31, 2004	March 31, 2003
Available-for-sale:
Equity securities
Cost	JPY 80,083	JPY 111,192
Fair value	146,944	111,983
Net unrealized holding gains	66,861	791
Debt securities
Cost	3,043	4,231
Fair value	3,045	4,110
Net unrealized holding gains (losses)	2	(121)

(3)	Investments in affiliated companies accounted for by the equity method

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:

	(In millions of yen)
	March 31, 2004	March 31, 2003
Carrying amount	JPY 104,341	JPY 97,914
Market value	207,992	88,651

	103,651	(9,263)

LEASING ARRANGEMENTS

(1)	Leasing of computer equipment

For NEC’s leasing business for computer and others, future minimum lease payments from non-cancelable leases under operating leases at March 31, 2004 and March 31, 2003 are follows:

	(In millions of yen)
	March 31, 2004	March 31, 2003
Within one year	JPY 2,566	JPY 4,093
Over one year	239	199

(2)	Lease of facilities and equipment for internal use

NEC leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases at March 31, 2004 and March 31, 2003 are follows:

	(In millions of yen)
	March 31, 2004	March 31, 2003
Within one year	JPY 33,255	JPY 40,875
Over one year	100,228	124,689

PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in September, 2002, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company’s contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government on December 1, 2003 and January 1, 2004, with the transfer to the Japanese government from the assets of the pension plans on February 16, 2004 and March 15, 2004, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. The Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized net gain on ¥8,130 million for continuing operations through these transactions.

Effective August 1, 2003, NEC Corporation and a certain subsidiary in Japan amended their severance indemnity plans by introducing a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

Effective March 1, 2004, NEC Corporation and certain subsidiaries in Japan amended their defined benefit pension plans to cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on market interest rate.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

The weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2003 were as follows:

	March 31, 2004	March 31, 2003
Discount rate	2.5%	3.0%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%

The weighted-average assumptions used to determine net pension and severance cost for the year ended March 31, 2004 and 2003 were as follows:

	March 31, 2004	March 31, 2003
Discount rate	3.0%	3.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	4.0%	4.0%

NET INCOME (LOSS) PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income (loss) is as follows:

	(In millions of yen)
	Fiscal 2004	Fiscal 2003
Income (loss) from continuing operations	JPY 9,757	JPY (11,207)
Income (loss) from continuing operations available to common shareholders	9,757	(11,207)
Effect of dilutive securities	—	—

Diluted income (loss) from continuing operations	JPY 9,757	JPY (11,207)

Income (loss) from discontinued operations, net of tax	JPY 267	JPY (1,125)

Net income (loss)	JPY 10,024	JPY (12,332)
Net income (loss) available to common shareholders	10,024	(12,332)
Effect of dilutive securities	—	—

Diluted net income (loss)	JPY 10,024	JPY (12,332)

	(Number of shares)
	Fiscal 2004	Fiscal 2003
Weighted-average number of shares of common stock outstanding for the year	1,735,345,608	1,653,389,121
Effect of dilutive securities	89,977,031	—

Weighted-average number of shares of diluted common stock outstanding for the year	1,825,322,639	1,653,389,121

Net Income (Loss) Per Share:

	(In yen)
	Fiscal 2004	Fiscal 2003
Basic	JPY 5.78	JPY (7.46)

Income (loss) from continuing operations	5.62	(6.78)
Income (loss) from discontinued operations, net of tax	0.16	(0.68)

Diluted	JPY 5.49	JPY (7.46)

Income (loss) from continuing operations	5.35	(6.78)
Income (loss) from discontinued operations, net of tax	0.14	(0.68)

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

	(Number of shares)
	Fiscal 2004	Fiscal 2003
Convertible debt	132,962,884	220,562,540
Stock options	827,000	966,000

(Note)

According to the introduction of the new business line system in April 2003, NEC revised the classification of the product area in each business segment. Sales by product areas in each business segment of the fiscal year ended March 31, 2003, have been reclassified and displayed to conform to those of the fiscal year ended March 31, 2004.

“Operating income (loss)” set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income (loss).

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively “NEC”) are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC’s markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC’s products and services in the marketplace; NEC’s ability to continue to win acceptance of its products and services in these highly competitive markets; NEC’s ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC’s businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management’s targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Amendments (June 22, 2006)

April 27, 2005

Full Year Consolidated Financial Results for the Fiscal Year Ended

March 31, 2005

I. Consolidated Financial Results

	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2004	Change
	In billions of yen	In billions of yen	%
Net sales	4,801.7	4,860.5	-1.2
Operating income	141.9	136.6	+3.9
Income from continuing operations before income taxes	145.1	141.2	+2.8
Net income	77.2	10.0	+670.3

	yen	yen	yen
Net income per share:
Basic	39.62	5.78	33.84
Diluted	36.37	5.49	30.88

	In billions of yen	In billions of yen	%
Total assets	3,982.5	4,086.8	-2.6
Number of employees	154,001	148,804	—

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of March 31, 2005	As of March 31, 2004
Consolidated subsidiaries	317	290
Affiliated companies accounted for by the equity method	68	66

II. Management Policy

1. Fundamental Management Policy

Information technology (“IT”) and network technology have become indispensable to our daily lives, enterprises, and national and local governments. Furthermore, convergence is occurring in a variety of segments, such as optical networks and internet protocol (“IP”) networks, mobile communication and fixed-line communication, broadcasting services and telecommunication services, and IT and network technology. Due to such convergence and advancements of broadband and mobile infrastructure which provide high speed, large capacity networks and related services, and accessibility via mobile information terminals, a “ubiquitous networked society” is being realized, where exchange of necessary information is enabled “anytime, anywhere” through various information and telecommunication devices.

In order to enable individuals to spend safe, happy and rich lives, and corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society, the NEC Group, under the corporate slogan “Empowered by Innovation,” intends to contribute to realizing the new potential of people and society through continuing innovation aimed at “Improved customer satisfaction.”

In addition to its IT Solutions and Network Solutions businesses, the NEC Group also aims to provide solutions of true value for its customers and to realize a ubiquitous networked society through its Electron Devices business such as semiconductors.

Finally, the NEC Group aims at sustained growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. At the same time, the NEC Group is working to increase its corporate value acknowledging its duty toward its stakeholders such as its shareholders, customers, and employees.

2. Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC expects to pay an annual dividend of 6 yen per common share for the full year ended March 31, 2005 (including an interim dividend of 3 yen per common share.)

3. Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one “share unit” (tan-gen kabu) is recognized as an effective way to increase the number of individual investors and enhance stock liquidity. However, such transaction will entail a substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and NEC’s financial condition.

4. Mid- to Long-Term Business Strategy

Positioning the “Integrated IT/Network Solutions” and the “Semiconductor Solutions” as its core business domains, the NEC Group strives to enhance its corporate value by pursuing business and technology synergies between these domains while allowing these domains to develop their respective strategies in accordance with their individual business characteristics.

The NEC Group set forth its mid-term growth strategy in October 2003, and has been implementing the strategy since that time. By leveraging the advanced, world-leading broadband and mobile infrastructure available in the Japanese market into overseas markets, the NEC Group aims to create and acquire new growth opportunities in the upcoming, full-scale ubiquitous networked society.

Outline of Mid-Term Growth Strategy in Integrated IT/Network Domain

1.	Securing Reliable Profits and Stable Growth Focused on the Japanese Market

(1)	Securing a reliable profit foundation based on systems integration (“SI”)

(2)	Expanding the network solutions business through integration with IT business

(3)	Revitalizing product business

2.	Capturing New Growth Opportunities

(1)	Global business expansion

(2)	Strengthening measures to prepare for an upcoming, full-scale ubiquitous networked society in Japan

3.	Combining NEC Group Core Competencies to Support Growth

Recently, certain issues have arisen that need to be addressed such as the rapidly changing business environment that started with the downturn of the mobile handset market in Japan, and increasing capital requirements and complexity relating to new technology development. On the other hand, there are new business opportunities arising from the shift to next-generation networks and increasing demands for software in various areas. In response to these conditions, NEC announced management measures in December 2004 to quickly overcome these management issues and to realize its mid-term growth strategy.

Outline of New Measures

1.	Early Turn Around of Mobile Terminal Business

(1)	Revision of development strategy

(2)	Acceleration of overseas business expansion focused on China

2.	Accelerated Growth of Integrated IT/Network Solutions Business

(1)	Strengthening business in the software domain

(2)	Expansion of broadband solutions business

(3)	Measures for next-generation network infrastructure business

3.	Continuous Promotion of Structural Reform

In addition, in the area of semiconductor solutions, the NEC Group will focus on system large scale integrated circuits (“LSI”), respond to customers’ needs with its leading proprietary technology, and aim to become a business partner that provides optimal solutions.

Through these measures, the NEC Group aims to achieve performance recovery and regain its business growth.

5. Challenges to be Addressed by NEC Group

In Japan, as broadband and mobile infrastructure is being expanded, and as the shift to next-generation networks, such as optical networks and IP networks, is accelerated, there is an increase in the construction of new service platforms for telecommunication carriers and in the construction of global supply chains and network utilization in enterprises. In addition, the full-scale transition to 3G mobile phone services by telecommunications carriers is taking place in the mobile handset market in Japan. Furthermore, with increased diversification in customers’ needs, a higher level of semiconductor solutions is sought after.

While new business opportunities are expanding in this way, the demand for software development is expanding not only in the IT area, but also in the areas of networks and semiconductors. Customers’ demands for software have become more sophisticated and complex. At the same time, the scale of development projects has grown due to rapid changes in technology, while pricing pressure continues due to harsh competition.

The NEC Group is responding to the changes in the business environment that is becoming a full-scale ubiquitous networked society, and tackling the following management issues in order to seize new business opportunities and accomplish further growth.

Firstly, the NEC Group will seek to quickly and precisely identify the changes in the market by thoroughly following customer trends and will seek to provide integrated solutions that fulfill customers’ needs. Furthermore, it will actively tackle the global development of its integrated solutions business originating in Asia including China.

Secondly, in the area of software, in order to strengthen the core competencies of the NEC Group, which include its system integration and software development capabilities, the NEC Group has been dynamically reorganizing its management resources in this area including NEC Soft, Ltd. (“NEC Soft”) and NEC System Technologies, Ltd. (“NEC System Technologies”). Through this, the NEC Group continues to carry out total process innovation, and seeks to further strengthen its competitiveness and achieve the maximum potential of the NEC Group’s competencies to realize its customers’ needs.

Moreover, the NEC Group will concentrate on developing hardware products such as servers and storage devices that fulfill customers’ needs through full use of world-leading broadband and mobile infrastructure available in Japan and NEC Group’s core technologies in IT and networks areas such as technologies that offer high reliability and security.

Through these measures, NEC will promote business expansion of the NEC Group and improve its profitability, and develop itself into a leading, global company.

6. Basic Corporate Governance Policy and Status of Implementation

In recognition of the fact that reliable corporate governance is essential to the maximization of corporate value, NEC is committed to strengthening its corporate governance practices through (1) assurance of transparent and sound management, (2) realization of prompt decision-making and business execution, (3) clarification of accountability, and (4) timely, appropriate and fair disclosure of information.

<1> Corporate Governance Structure and Internal Control System

Having introduced the Corporate Officer System in April 2000, which reduced the number of directors and transferred substantial authority from directors to corporate officers, NEC has clarified management responsibilities and facilitated prompt decision-making and business execution. NEC has also strived to improve the transparency and soundness of its management by increasing the number of outside directors, establishing the Management Advisory Committee and the Compensation Committee, and engendering closer cooperation among NEC’s internal audit division, the Board of Corporate Auditors and independent auditors.

Board of Directors

The Board of Directors consists of 15 members, of which two are outside directors as provided under Item 7-2 of Paragraph 2, Article 188 of the Commercial Code of Japan.

The Board of Directors holds an ordinary meeting once a month and extraordinary meetings as necessary. At these meetings, directors deliberate and approve corporate management plans as well as other important business execution matters such as funding plans, investments and loans, and business reorganizations. The Executive Committee also discusses issues of particular importance prior to a meeting of the Board of Directors in order to enhance the board’s deliberations. In addition, starting in June 2004 NEC shortened the term of office for directors to one year in order to clarify the directors’ management responsibilities for each fiscal year.

Management Advisory Committee and Compensation Committee

NEC has established the Management Advisory Committee, consisting of members that include outside experts in relevant fields, to discuss management issues such as the NEC Group’s mid-term management strategy and its corporate governance structure with a wide range of external views. NEC has also established the Compensation Committee, consisting of five members that include two outside members (of which one is the chairperson), to deliberate on the remuneration system and the level of compensation of directors and corporate officers from an objective perspective. The Compensation Committee reports the results of its deliberations to the Board of Directors.

Cooperation among the Board of Corporate Auditors, Corporate Auditing Bureau, Independent Auditors

NEC has adopted the corporate auditor system. Three outside corporate auditors (one member was added in June 2004), as provided under Paragraph 1, Article 18 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha, and two corporate auditors (full-time; not outside corporate auditors) audit the actions of NEC’s directors. While each corporate auditor performs his role through attendance at important meetings, conducting hearings with directors, inspection of important authorization documents, and examination of subsidiaries, the Board of Corporate Auditors establishes audit policies and receives reports from each corporate auditor on audit status and from independent auditors, as necessary, on their audit services. The Board of Corporate Auditors also approves NEC’s and its subsidiaries’ engagement of independent auditors for their audit and non-audit services to comply with requirements of the Sarbanes-Oxley Act of 2002 of the U.S. In addition, NEC has established a division, to which five members are assigned, whose sole function is assisting corporate auditors’ audit activities.

NEC has established the Corporate Auditing Bureau as an internal audit division, and it consists of 45 members that include certified internal auditors, U.S. certified public accountants, and information systems auditors. The Corporate Auditing Bureau performs audits to ensure legal, appropriate, and effective execution of business activities and makes proposals, as necessary, to related divisions within the company for improvements. In order to promote mutual cooperation with corporate auditors and independent auditors, the bureau reports the results of internal audits not only to the President and other responsible directors and officers but also to corporate auditors, and also periodically discusses the manner of internal audits with independent auditors.

Internal Control System

In order to improve the soundness of its accounting procedures and the credibility of financial reporting, NEC endeavors to enhance and strengthen its internal control systems over financial reporting through internal accounting audits, documentation of the internal control systems, and clarification of procedures to disclose financial information.

Audit

The certified public accountants who provided audit services to NEC for the fiscal year ended March 31, 2005 were Yoshio Kora, Sadahiko Yoshimura, and Kazuya Oki of Ernst & Young ShinNihon. Mr. Kora and Mr. Yoshimura have consecutively audited NEC’s financial statements for 26 years and 10 years, respectively. Other persons who assist with NEC’s audit services mainly consist of certified public accountants and junior accountants, as well as other experts.

Relationship with Outside Directors and Outside Corporate Auditors

There are no special interests between NEC and its outside directors and outside corporate auditors.

<2> Information Disclosure Structure

NEC recognizes that it is essential to receive appropriate assessments of its corporate value from the capital markets through timely, appropriate and fair disclosure of information. Accordingly, NEC commenced the preparation of quarterly financial reports from the fiscal year ended March 31, 2002, and has held quarterly investors’ meetings for financial announcements by the President and other senior management, announced management policies periodically, enhanced the disclosure-related contents on its websites (including concurrent disclosure in both Japanese and English), and made efforts to strengthen its global investor relations (“IR”) activities. In order to ensure proper information disclosure, NEC also has been establishing a framework to keep its internal divisions and subsidiaries informed of the current standards of timely disclosure to stock exchanges, ensure required communication and cooperation through a prescribed reporting network among related internal divisions and subsidiaries, and facilitate the audits to be conducted by the Corporate Auditing Bureau and corporate auditors with timely disclosure.

<3> Risk Management Structure

NEC acknowledges that appropriate management of the risks accompanying its business in order to prevent losses and damages as well as the maintenance and promotion of customer and investor confidence are essential to raising its corporate value in today’s fast-changing business environment.

Among the various risks that affect corporate value, risks related to management decisions such as decision-making with respect to management strategy are assessed and deliberated by related internal divisions with advice, as necessary, from external experts such as law firms. Issues of particular importance are approved by the Board of Directors after deliberation by the Executive Committee, and the progress of the issues is monitored subsequently. Risks related to operation of business, such as product and service quality, and natural disasters are managed daily by responsible corporate officers and internal divisions established to handle the relevant risks. In addition, as part of NEC’s plan to build a risk management framework, in April 2004 it established the CSR Promotion Committee, which deliberates on and promotes important, cross-functional issues, and the CSR Promotion Unit, which promotes company-wide corporate social responsibility (“CSR”) activities.

With respect to the establishment of corporate ethics and enforcement of compliance policies, NEC reviewed the former NEC Charter of Corporate Behavior and NEC Code of Conduct in accordance with changes in business environments. Having expanded the applicability of the charter and the code to include NEC Group directors, officers, and employees in April 2004, NEC has newly adopted the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct. In addition, NEC has established the Corporate Ethics Division to promote corporate ethics and enforcement of compliance policy within the company. NEC has also set up help lines for employees to report on and seek consultation regarding corporate ethics and compliance violation issues.

<4> Executive Remuneration

The total amounts of fixed remuneration paid to directors and corporate auditors in the fiscal year ended March 31, 2005 were 399 million yen and 81 million yen, respectively. The total amount of bonuses paid to directors in the same fiscal year was 204 million yen. NEC does not pay bonuses to corporate auditors.

The total amounts of retirement allowances paid to directors and corporate auditors in the fiscal year ended March 31, 2005 were 320 million yen and 5 million yen, respectively.

<5> Audit Fees

The fees for audit that NEC and its consolidated subsidiaries contracted with Ernst & Young ShinNihon and member firms of Ernst & Young Global Limited totaled 882 million yen in the fiscal year ended March 31, 2005. The aggregate fees for all other services were 299 million yen in the same fiscal year.

III. Business Results & Financial Condition

1.	Business Results

<1> Overview of the fiscal year ended March 31, 2005, and outlook for the fiscal year ending March 31, 2006

During the fiscal year ended March 31, 2005, although there was concern due to the escalating price of crude oil, the growth of the economy continued in developed countries including the U.S., and high growth was sustained in Asian nations, including China, due to an increase in capital expenditures.

There was sustained steady growth in the Japanese economy in the first half of the fiscal year ended March 31, 2005 resulting from an increase in exports to Asia focused mainly on China and an increase in capital expenditures. However, stagnation in consumer spending in the second half led to a slowdown in growth in the economy.

The electronics industry in Japan experienced increased demand for digital home electronics products such as flat panel televisions and DVD recorders. IT services also grew moderately due to a recovery in IT and network investments by enterprises in Japan. However, mobile handsets showed sluggish growth due to high permeation in the Japanese market. Overseas, there was steady growth principally due to demand for personal computers (“PCs”) and mobile handsets.

With respect to semiconductors and other electronic components, although there was an increase in demand in both Japan and overseas in the first half relating to brisk sales in digital home electronics products, the second half saw shrinking demand caused by inventory adjustments by customers.

In the business environment surrounding the NEC Group demand for software development increased rapidly due to the diversification of functions of a variety of products such as 3G mobile handsets. In the area of SI, prices continuously declined while sophistication and complication of customer demands increased. Taking into consideration these rapid changes in the business environment, the NEC Group positioned the fiscal year ended March 31, 2005 as the year to execute its growth strategy, and tackled the tasks of strengthening business execution capabilities, executing its growth strategy, and reforming businesses of concern.

First of all, in order to strengthen its business execution capabilities, the NEC Group expanded its production innovation activities, further standardized its development processes, and expanded its cost cutting efforts, which were to date mainly focused on the hardware businesses, to the software and system development areas. Taking these measures, the NEC Group has been seeking to strengthen the business base through total process innovation. In addition, the structure of the NEC Group was reorganized in order to enable it to better grasp growth opportunities as the full-scale ubiquitous networked society comes of age, and to strengthen its market responsiveness.

As part of its growth strategy amid the advancement of broadband and mobile infrastructure, the NEC Group expanded its Integrated IT/Network Solutions business, which utilize the NEC Group’s competencies. The NEC Group constructed mission critical systems for enterprises and telecommunication carriers’ service platforms such as the back-up center of “CiRCUS” that supports NTT DoCoMo Inc.’s i-mode service. In addition, with the goal of strengthening the SI and software development capabilities of the entire NEC Group, NEC entered into stock-for-stock exchange agreements with each of NEC Soft and NEC System Technologies in February 2005 in order to make these companies NEC’s wholly-owned subsidiaries. Furthermore, NEC made ABeam Consulting Ltd. its subsidiary aiming to improve the NEC Group’s consulting capabilities in SI, and to aid global expansion of its Integrated IT/Network Solutions business. In the mobile handset business, while aiming at overseas business development focused mainly on China, the NEC Group addressed, among other concerns, development efficiency related issues. In the Electron Devices business, the NEC Group constructed a production line for advanced semiconductor products in response to rapidly rising demand, and focused on developing human resources to develop optimal solutions to respond to customers’ needs.

With respect to its efforts to focus on its key businesses, NEC transferred its plasma display business to Pioneer Corporation. In addition, Elpida Memory, Inc., to which NEC transferred its general-purpose DRAM business, was listed on the First Section of the Tokyo Stock Exchange in November 2004, and secured a means of procuring capital from the capital market.

Net sales for the fiscal year ended March 31, 2005 were 4,801.7 billion yen, a decrease of 58.8 billion yen (1.2%) as compared with the previous fiscal year. This was principally due to a significant decrease in mobile handset sales despite steady sales in the SI and fixed-line communications systems areas that were supported by the recovery in IT and network investments by enterprises, and an increase in sales in mobile communications systems in the mobile area.

Regarding profitability, operating income for the fiscal year ended March 31, 2005 amounted to 141.9 billion yen, an increase of 5.3 billion yen as compared with the previous fiscal year. This is mainly due to improvement in profitability in the SI and fixed-line communications systems areas, despite a decrease in sales of mobile handsets, and sluggish demand in the area of semiconductors. Income from continuing operations before income taxes for the fiscal year ended March 31, 2005 increased by 3.9 billion yen (2.8%) as compared with the previous fiscal year, amounting to 145.1 billion yen. In addition, net income for the fiscal year ended March 31, 2005 increased by 67.2 billion yen (670.3%) as compared with the previous fiscal year, amounting to 77.2 billion yen. This was due to an improvement in equity in earnings (losses) of affiliated companies mainly resulting from an improvement in income of affiliated companies accounted for by the equity method, and gain due to stock issuances of Elpida Memory, Inc., which completed a public offering.

For the full fiscal year ending March 31, 2006, in addition to expecting steady performance in the SI area, due to anticipated increases in sales in the area of fixed-line communications systems and a recovery of the Electron Devices business, which is expected mainly in the second half, NEC projects consolidated net sales of 5,000.0 billion yen, an increase of 4% as compared with the fiscal year ended March 31, 2005. Regarding consolidated operating income, mainly due to targeted acceleration in cost reduction and our plans to limit the increases in fixed costs, NEC is targeting a consolidated operating income of 15.0 billion yen for the first half of the fiscal year ending March 31, 2006 and 150.0 billion yen for the full fiscal year ending March 31, 2006. Regarding consolidated net income, NEC is targeting a consolidated net income of 14.0 billion yen for the first half of the fiscal year ending March 31, 2006 and 60.0 billion yen for the full fiscal year ending March 31, 2006.

Consolidated	Target for fiscal year ending March 31, 2006	Comparison with fiscal year ended March 31, 2005
	In billions of yen
Net sales	5,000.0	+4%
Operating income	150.0	+8.2 billion yen
Income from continuing operations before income taxes	130.0	-15.1 billion yen
Net income	60.0	-17.2 billion yen

Non-consolidated	Target for fiscal year ending March 31, 2006	Comparison with fiscal year ended March 31, 2005
	In billions of yen
Net sales	2,470.0	+2%
Ordinary income	30.0	- 10.2 billion yen
Net income	25.0	+0.8 billion yen

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

IT Solutions Business

Sales:	2,167.8 billion yen (+2%)
Segment Profit:	106.1 billion yen (+19.7 billion yen)

Sales of the IT Solutions business for the fiscal year ended March 31, 2005 increased by 2% as compared with the previous fiscal year, amounting to 2,167.8 billion yen.

Net sales by products and services were as follows:

In the area of SI (hereafter “the area of SI/Services”), in addition to steady government-sector demand, due to growth in private-sector demand in the manufacturing industry and others, sales amounted to 836.9 billion yen, an increase of 10% as compared with the previous fiscal year. In the area of software, sales amounted to 106.9 billion yen, an increase of 6% as compared with the previous fiscal year. In the area of computer platforms, due to particularly large orders in the previous fiscal year and the effect of a drop in average selling prices for optical disc drives resulting from increasingly harsh competition, sales amounted to 500.1 billion yen, a decrease of 7% as compared with the previous fiscal year. In the area of personal solutions business, sales amounted to 723.9 billion yen, an amount almost equivalent to that of the previous fiscal year.

Regarding profitability, in addition to the increase in sales in the area of SI/Services, there was an improvement in profitability through more efficient project management and process innovation, and segment profit amounted to 106.1 billion yen, an increase of 19.7 billion yen as compared with the previous fiscal year.

Network Solutions Business

Sales:	1,875.3 billion yen (+7%)
Segment Profit:	41.5 billion yen (+12.5 billion yen)

Sales of the Network Solutions business for the fiscal year ended March 31, 2005 increased by 7% as compared with the previous fiscal year, amounting to 1,875.3 billion yen.

Net sales by products and services were as follows:

In the area of fixed-line communications systems (hereafter “the area of broadband”), due to steady overall growth in sales in the Japanese market, sales amounted to 614.5 billion yen, an increase of 26% as compared with the previous fiscal year. In the mobile area, sales of mobile communications systems (hereafter “mobile infrastructure”) exceeded those of the previous fiscal year as infrastructure construction expanded due to the launch of fixed-rate packet communications services. However, sales of mobile handsets, which was particularly high in the previous fiscal year mainly due to the high sales volume of 2G mobile handsets for the Japanese market, fell below those of the previous fiscal year. As a result, sales for the mobile area overall decreased by 1% amounting to 1,005.4 billion yen as compared with the previous fiscal year. In the area of social infrastructure, sales amounted to 255.4 billion yen, an increase of 3% as compared with the previous fiscal year.

Regarding profitability, segment profit amounted to 41.5 billion yen, an increase of 12.5 billion yen as compared with the previous fiscal year. This is mainly due to an improvement in profitability owing to structural reform and increased sales in the area of broadband despite reduced sales of mobile handsets.

Electron Devices Business

Sales:	869.1 billion yen (-7%)
Segment Profit:	33.4 billion yen (-19.1 billion yen)

Sales of the Electron Devices business for the fiscal year ended March 31, 2005 decreased by 7% as compared with the previous fiscal year, amounting to 869.1 billion yen. This was principally due to the transfer of the plasma display business and the termination of foundry business of general-purpose DRAM. Excluding the impact from such business restructuring, sales would have been at similar levels to those of the previous fiscal year.

Net sales by products and services were as follows:

In the area of semiconductors, which accounts for the majority of the Electron Devices business, sales amounted to 708.0 billion yen, a decrease of 2% as compared with the previous fiscal year. This reduction in sales was due to the transfer of the foundry business of general-purpose DRAM to Elpida Memory, Inc. In the area of system LSI, there was growth in sales in the first half of the fiscal year in system LSIs for digital home electronics and LCD driver ICs owing to the expansion of global semiconductor demand in those products following on from the previous fiscal year. In the second half of the fiscal year, however, there was an effect from sluggish demand resulting from prolonged inventory adjustment by customers etc. On the other hand, sales of semiconductors for automobiles grew steadily over the full fiscal year. In the display area, while on the one hand there was growth in sales mainly of color LCDs for industrial use, due to the transfer of the plasma display business to Pioneer Corporation, sales fell by 31% as compared with the previous fiscal year, amounting to 68.9 billion yen. In the area of electronic components and others, sales decreased by 15% as compared with the previous fiscal year, amounting to 92.2 billion yen.

Regarding profitability, segment profit decreased by 19.1 billion yen as compared with the previous fiscal year, amounting to 33.4 billion yen. Despite an improvement in profitability owing to structural reform in the areas of color LCDs and electronic components and others, this decrease was principally due to sluggish demand in the area of semiconductors and an increase in depreciation and amortization accompanying the construction of a new production line.

<3> Financial Condition

Net cash provided by operating activities was 164.3 billion yen, a decrease of 177.4 billion yen as compared with the previous fiscal year. This is mainly due to an increase in the payment of notes and accounts payable as compared with the previous fiscal year.

Net cash used in investment activities was 134.3 billion yen, an increase of 56.3 billion yen as compared with the previous fiscal year. This is mainly due to tender offers that were made for NEC Soft and NEC System Technologies and the acquisition of ABeam Consulting, Ltd., and also the net proceeds from sales of affiliates’ stock following the initial public offerings of subsidiaries in the previous fiscal year.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash inflows of 30.0 billion yen, a decrease of 233.7 billion yen as compared with the previous fiscal year.

Net cash used in financing activities was 42.3 billion yen, due mainly to the redemption of bonds and the payment of dividends. As a result, cash and cash equivalents at March 31, 2005 amounted to 502.6 billion yen, a decrease of 6.5 billion yen as compared with the end of the previous fiscal year.

The balance of interest bearing debt amounted to 1,174.7 billion yen at March 31, 2005, a reduction of 15.4 billion yen as compared with the end of the previous fiscal year, as a result of the implementation of continual reduction measures. Debt-equity ratio at March 31, 2005 was 1.59 (an improvement of 0.25 points as compared with the end of the previous fiscal year.)

The balance of interest bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash and cash equivalents, amounted to 672.0 billion yen at March 31, 2005, a reduction of 8.9 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio was 0.91 at March 31, 2005 (an improvement of 0.14 points as compared with the end of the previous fiscal year.)

	End of Fiscal Year 2003	End of Fiscal Year 2004	End of Fiscal Year 2005
Shareholders’ equity ratio	7.6%	15.8%	18.5%
Shareholders’ equity ratio on market value basis	15.5%	40.4%	31.3%
Redemption years	6.9 years	4.0 years	7.2 years
Interest coverage ratio	9.2	12.6	8.9

Calculation methods for each of the above indices:

Shareholders’ equity ratio:

Shareholders’ equity at the end of each fiscal year / total assets at the end of each fiscal year

Shareholders’ equity ratio on market value basis:

Aggregated market value of shares at the end of each fiscal year / total assets at the end of each fiscal year

Redemption years:

Interest-bearing debt / cash flows from operating activities

*	Interest-bearing debt = (Interest-bearing debt at the beginning of the fiscal year + Interest-bearing debt at the end of the fiscal year) /2

Interest coverage ratio:

Cash flows from operating activities / interest expense

The indices above were calculated based on consolidated financial figures.

IV. Risk Factors

The NEC Group’s business is subject to many risks, and the principal risks affecting its business are described briefly below.

<1> Influence of Economic Conditions

The NEC Group is very dependent on the Japanese market. Although the Japanese economy sustained steady growth in the first half of the fiscal year ended March 31, 2005, growth slowed as consumer spending became sluggish in the second half. If this weakness in the Japanese economy prevails, it could have a significant impact on the NEC Group’s financial results. The NEC Group depends also on markets outside Japan, and its financial results are therefore subject to negative economic developments in foreign countries.

<2> Technological Advances and Response to Customer Needs

If the NEC Group fails to keep up with rapid technological changes and changes in customers’ needs, and to offer and support new products and services in response to such changes, the NEC Group’s business, operating results, and financial condition may be adversely affected. Further, the development process can be lengthy and costly, and requires the NEC Group to commit a significant amount of resources well in advance of sales. Technology and standards may change while the NEC Group is in the development stage, rendering the NEC Group’s products obsolete or uncompetitive before their introduction.

<3> Intense Competition

The NEC Group is subject to intense competition in many of the markets in which it operates from various competitors ranging from large multinational corporations to relatively small, rapidly growing, and highly specialized companies. The entrance of additional competitors into the markets in which the NEC Group operates increases the risk that the NEC Group’s products and services will become subject to intense price competition.

<4> Risk Related to Semiconductor Business

The market for semiconductors has a highly cyclical nature called a “silicon cycle” and has suffered downturns from time to time. Downturns have been characterized by diminished demand, excess inventories, and accelerated erosion of prices. Although the NEC Group operates its business while carefully monitoring the cycle of the market, downswing of the silicon cycle may have adverse effects on its operating results.

<5> Risk Related to Potential Acquisitions and Investments

From time to time, the NEC Group exploits opportunities to expand its business through acquisitions and investments. The NEC Group, however, may not be able to achieve the benefits that it expects from a particular acquisition. The NEC Group’s business, operating results, and financial condition may suffer if it fails to allocate its resources effectively and appropriately to meet the respective requirements of both its existing businesses and any businesses it may acquire.

<6> Risk Related to Foreign Currency Exchange

Despite measures undertaken by the NEC Group to reduce, or hedge against, foreign currency exchange risks, foreign exchange rate fluctuations may negatively impact its business, operating results, and financial condition. The changes in exchange rates can affect the yen value of the NEC Group’s equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.

<7> Risk Related to Natural Disasters

The NEC Group’s facilities and buildings in Japan possess an aseismatic design and the NEC Group inspects them periodically in order to minimize the effects of earthquakes and other natural disasters. If any of these facilities were to suffer catastrophic damage, it could disrupt the NEC Group’s operations, delay production and shipments, reduce revenue, and result in large losses and expenses to repair or replace the facility.

<8> Defects in Products and Services

There is a risk that defects may occur in the NEC Group’s products and services. The occurrence of these defects could make the NEC Group liable for damages caused by these defects, including consequential damages. Negative publicity concerning these problems could also discourage customers from purchasing the NEC Group’s products and services. Both could hurt the NEC Group’s business, operating results, and financial condition.

<9> Risk Related to Information Management

The NEC Group possesses a voluminous amount of personal information and confidential information in connection with the operation of its business. Despite measures taken to protect the information, if that personal information in the NEC Group’s possession is leaked or improperly accessed and subsequently misused, it could negatively affect the NEC Group’s reputation, consume financial resources to resolve the situation, and lower the NEC Group’s brand value, thereby hurting the NEC Group’s operating results.

<10> Legal Proceedings

From time to time, NEC Group companies are involved in various lawsuits and legal proceedings, including patent and other intellectual property infringement claims. Whether or not claims against NEC Group companies have merits, they may require significant resources to defend against. If an infringement claim by a third party is successful, and the license for the infringed technology or substitutable non-infringing technology cannot be obtained, the business of the NEC Group could be adversely affected.

For example, NEC, Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., an affiliated company accounted for by the equity method, and NEC Electronics America, Inc., an indirect subsidiary of NEC, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Separately, Elpida Memory, Inc., Elpida Memory (USA), Inc. and NEC Electronics America, Inc. have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Elpida Memory, Inc. is also subject to a similar investigation being conducted by the Director-General for Competition, Cartels Unit of the European Commission. Regarding investigation of the U.S. Department of Justice, NEC accrued the litigation loss in probable and reasonably estimatable amount.

In Japan, NEC received from the Tokyo High Court a judgment to annul a decision by the Fair Trade Commission of Japan, or the JFTC to issue a cease and desist order with respect to NEC’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post). The JFTC has filed an appeal with the Supreme Court of Japan with respect to such judgment. NEC has also attended hearings on the JFTC’s surcharge payment orders against NEC.

These and other legal proceedings are subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on the NEC Group’s business, results of operations or financial condition.

<11> Laws and Government Policies

In many of the countries in which the NEC Group operates, its business is subject to various risks associated with unexpected regulatory changes, uncertainty in the application of laws and government policies, and uncertainty relating to legal liabilities. Substantial changes in the regulatory or legal environments in which the NEC Group operates could adversely affect its business, operating results, and financial condition.

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2005	(% of net sales)	Fiscal 2004	(% of net sales)	Increase (Decrease)	Fiscal 2005
Net sales	JPY 4,801,715	(100.0)	JPY4,860,546	(100.0)	JPY (58,831)	$44,876
Cost of sales	3,511,031	(73.1)	3,523,803	(72.5)	(12,772)	32,813
Selling, general and administrative expenses	1,148,834	(23.9)	1,200,165	(24.7)	(51,331)	10,737
Operating income	141,850	(3.0)	136,578	(2.8)	5,272	1,326

Non-operating income	71,152	(1.4)	130,225	(2.7)	(59,073)	665
Interest and dividends	9,102		15,120		(6,018)	85
Other	62,050		115,105		(53,055)	580
Non-operating expenses	67,899	(1.4)	125,601	(2.6)	(57,702)	635
Interest	18,529		27,211		(8,682)	173
Other	49,370		98,390		(49,020)	462

Income from continuing operations before income taxes	145,103	(3.0)	141,202	(2.9)	3,901	1,356

Provision for income taxes	93,652	(1.9)	100,915	(2.1)	(7,263)	875
Minority interest in income of consolidated subsidiaries	7,955	(0.2)	14,354	(0.3)	(6,399)	74
Equity in earnings (losses) of affiliated companies	33,651	(0.7)	(16,176)	(-0.3)	49,827	314

Income from continuing operations	77,147	(1.6)	9,757	(0.2)	67,390	721

Income from discontinued operations, net of tax	68	(0.0)	267	(0.0)	(199)	1

Net income	JPY 77,215	(1.6)	JPY 10,024	(0.2)	JPY 67,191	$722

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 107 yen.
*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 101,058 million yen (increase) and 151,398 million yen (increase) for the year ended March 31, 2005 and 2004, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED BALANCE SHEETS

	(In millions of yen, millions of U.S.dollars)
	March 31, 2005		March 31, 2004		Increase (Decrease)		March 31, 2005
Current assets	JPY	2,096,733	JPY	2,153,872	JPY	(57,139)	$19,596
Cash and cash equivalents		502,629		509,140		(6,511)	4,697
Notes and accounts receivable, trade		918,222		864,579		53,643	8,582
Inventories		489,028		513,121		(24,093)	4,570
Other current assets		186,854		267,032		(80,178)	1,747
Long-term assets		1,885,812		1,932,900		(47,088)	17,624

Long-term receivables, trade		9,880		12,873		(2,993)	92
Investments and advances		407,821		437,382		(29,561)	3,811
Property, plant and equipment		744,610		787,443		(42,833)	6,959
Other assets		723,501		695,202		28,299	6,762

Total assets	JPY	3,982,545	JPY	4,086,772	JPY	(104,227)	$37,220

Current liabilities	JPY	1,745,646	JPY	1,835,092	JPY	(89,446)	$16,315

Short-term borrowings and current portion of long-term debt		378,997		379,201		(204)	3,542
Notes and accounts payable, trade		848,231		936,984		(88,753)	7,927
Other current liabilities		518,418		518,907		(489)	4,846
Long-term liabilities		1,276,284		1,384,563		(108,279)	11,928

Long-term debt		795,666		810,849		(15,183)	7,436
Accrued pension and severance costs		435,084		534,645		(99,561)	4,066
Other		45,534		39,069		6,465	426
Minority shareholders’ equity in consolidated subsidiaries		223,659		220,768		2,891	2,090

Total shareholders’ equity		736,956		646,349		90,607	6,887

Common stock		337,820		337,820		—	3,157
Additional paid-in capital		455,683		454,333		1,350	4,259
Retained earnings		74,357		8,703		65,654	695
Accumulated other comprehensive income (loss)		(127,867)		(151,710)		23,843	(1,196)
Treasury stock		(3,037)		(2,797)		(240)	(28)

Total liabilities and shareholders’ equity	JPY	3,982,545	JPY	4,086,772	JPY	(104,227)	$37,220

Interest-bearing debt (*1)	JPY	1,174,663	JPY	1,190,050	JPY	(15,387)	$10,978
Net interest-bearing debt (*2)		672,034		680,910		(8,876)	6,281

Shareholders’ equity ratio (%) (*3)		18.5		15.8		2.7

Debt-equity ratio (times) (*4)		1.59		1.84		(0.25)
Net debt-equity ratio (times) (*4)		0.91		1.05		(0.14)
Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	JPY	(16,303)	JPY	(17,153)	JPY	850	$(153)
Minimum pension liability adjustment		(138,707)		(166,985)		28,278	(1,297)
Unrealized gains (losses) on marketable securities		28,889		34,205		(5,316)	270
Unrealized gains (losses) on derivative financial instruments		(1,746)		(1,777)		31	(16)

Total accumulated other comprehensive income (loss)	JPY	(127,867)	JPY	(151,710)	JPY	23,843	$(1,196)

(Notes)

*1	Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
*2	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*3	Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2005		Fiscal 2004		Increase (Decrease)		Fiscal 2005
I. Cash flows from operating activities:
Net income	JPY	77,215	JPY	10,024	JPY	67,191	$722
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		175,728		183,398		(7,670)	1,642
Equity in (earnings) losses of affiliated companies, net of dividends		(32,640)		16,910		(49,550)	(305)
Increase in notes and accounts receivable		(6,472)		(15,624)		9,152	(60)
(Increase) Decrease in inventories		29,133		(10,702)		39,835	272
Increase (decrease) in notes and accounts payable		(105,902)		111,321		(217,223)	(990)
Other, net		27,228		46,386		(19,158)	254

Net cash provided by operating activities		164,290		341,713		(177,423)	1,535

II. Cash flows from investing activities:
Proceeds from sales of fixed assets		89,422		60,423		28,999	836
Additions to fixed assets		(273,464)		(239,904)		(33,560)	(2,556)
Proceeds from sales of marketable securities		29,754		54,493		(24,739)	278
Purchase of marketable securities		(1,112)		(2,355)		1,243	(10)
Other, net		21,081		49,311		(28,230)	197

Net cash used in investing activities		(134,319)		(78,032)		(56,287)	(1,255)

Free cash flows (I + II)		29,971		263,681		(233,710)	280

III. Cash flows from financing activities:
Net repayments of bonds and borrowings		(29,502)		(390,316)		360,814	(276)

Proceeds from stock issuances		—		184,836		(184,836)	—
Proceeds from stock issuances by subsidiaries		—		107,140		(107,140)	—
Dividends paid		(14,060)		(7,432)		(6,628)	(131)
Other, net		1,300		836		464	12

Net cash used in financing activities		(42,262)		(104,936)		62,674	(395)

Effect of exchange rate changes on cash and cash equivalents		5,780		(4,355)		10,135	54

Net increase (decrease) in cash and cash equivalents		(6,511)		154,390		(160,901)	(61)

Cash and cash equivalents at beginning of year		509,140		354,750		154,390	4,758

Cash and cash equivalents at end of year	JPY	502,629	JPY	509,140	JPY	(6,511)	$4,697

SEGMENT INFORMATION

1.	Business Segment Information

(1)	Net Sales (Including internal sales to other segments)

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2005		(% of total)	% change		Fiscal 2004		(% of total)	Fiscal 2005
IT Solutions business	JPY	2,167,843	(45.1)		+2.2	JPY	2,120,869	(43.6)	$20,260
Network Solutions business		1,875,307	(39.1)		+7.4		1,746,742	(35.9)	17,526
Electron Devices business		869,127	(18.1)		-6.8		932,721	(19.2)	8,123
Others		586,399	(12.2)		-8.6		641,889	(13.2)	5,480
Eliminations		(696,961)	(-14.5)		—		(581,675)	(-11.9)	(6,513)

Consolidated total	JPY	4,801,715	(100.0)		-1.2	JPY	4,860,546	(100.0)	$44,876

(2) Segment Profit or Loss

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2005		(% of profit on sales)	Increase (Decrease)		Fiscal 2004		(% of profit on sales)	Fiscal 2005
IT Solutions business	JPY	106,103	(4.9)	JPY	19,727	JPY	86,376	(4.1)	$992
Network Solutions business		41,524	(2.2)		12,494		29,030	(1.7)	388
Electron Devices business		33,415	(3.8)		(19,123)		52,538	(5.6)	312
Others		7,147	(1.2)		(2,998)		10,145	(1.6)	66
Eliminations		2,977	—		4,096		(1,119)	—	28
Unallocated corporate expenses*		(49,316)	—		(8,924)		(40,392)	—	(460)

		141,850	(3.0)		5,272		136,578	(2.8)	1,326

Other income		71,152			(59,073)		130,225		665
Other expenses		(67,899)			57,702		(125,601)		(635)
Consolidated income from continuing operations before income taxes	JPY	145,103		JPY	3,901	JPY	141,202		$1,356

(Notes)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3)	Net Sales to External Customers (Unaudited)

	(In billions of yen, millions of U.S. dollars)
	Fiscal 2005		Fiscal 2004		% change	Fiscal 2005
IT Solutions business	JPY	1,843.9	JPY	1,945.5	-5.2	$17,233

Domestic		1,486.1		1,608.5	-7.6	13,889
Overseas		357.8		337.0	+6.2	3,344

Network Solutions business		1,785.7		1,649.8	+8.2	16,689

Domestic		1,310.7		1,273.3	+2.9	12,249
Overseas		475.0		376.5	+26.2	4,440

Electron Devices business		808.3		830.5	-2.7	7,554

Domestic		432.5		473.9	-8.7	4,042
Overseas		375.8		356.6	+5.4	3,512

Others		363.8		434.7	-16.3	3,400

Domestic		266.1		310.1	-14.2	2,487
Overseas		97.7		124.6	-21.6	913

Consolidated total	JPY	4,801.7	JPY	4,860.5	-1.2	$44,876

Domestic		3,495.4		3,665.8	-4.6	32,667
Overseas		1,306.3		1,194.7	+9.3	12,209

(4) Net Sales by Products and Services (Including internal sales to other segments) (Unaudited)

	(In billions of yen, millions of U.S. dollars)
	Fiscal 2005		Fiscal 2004		% change	Fiscal 2005
IT Solutions business	JPY	2,167.8	JPY	2,120.9	+2.2	$20,260

SI / Services		836.9		757.7	+10.5	7,822
Software		106.9		101.2	+5.6	999
Computers Platforms		500.1		539.2	-7.3	4,674
Personal Solutions		723.9		722.8	+0.2	6,765

Network Solutions Business	JPY	1,875.3	JPY	1,746.7	+7.4	$17,526

Broadband		614.5		485.9	+26.5	5,743
Mobile		1,005.4		1,012.0	-0.7	9,396
Social Infrastructure		255.4		248.8	+2.7	2,387

Electron Devices business	JPY	869.1	JPY	932.7	-6.8	$8,123

Semiconductors		708.0		724.3	-2.3	6,617
Displays		68.9		99.9	-31.0	644
Electronic Components		92.2		108.5	-15.0	862

2.	Geographic Segment Information *

(1)	Net Sales

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2005		(% of total)	% change		Fiscal 2004		(% of total)	Fiscal 2005
Japan	JPY	3,717,347	(77.4)		-2.8	JPY	3,824,893	(78.7)	$34,742
Overseas		1,084,368	(22.6)		+4.7		1,035,653	(21.3)	10,134

Consolidated	JPY	4,801,715	(100.0)		-1.2	JPY	4,860,546	(100.0)	$44,876

(2) Geographic Profit or Loss
	Fiscal 2005		(% of profit on sales)	Increase (Decrease)		Fiscal 2004		(% of profit on sales)	Fiscal 2005
Japan	JPY	122,443	(3.3)	JPY	(8,471)	JPY	130,914	(3.4)	$1,144
Overseas		19,407	(1.8)		13,743		5,664	(0.5)	182

		141,850	(3.0)		5,272		136,578	(2.8)	1,326
Other income		71,152			(59,073)		130,225		665
Other expenses		(67,899)			57,702		(125,601)		(635)

Consolidated income from continuing operations before income taxes	JPY	145,103		JPY	3,901	JPY	141,202		$1,356

* Geographic segment information based on the country location of NEC Corporation or subsidiary. 3. Sales by Market (Unaudited) *
	Fiscal 2005			% change		Fiscal 2004			Fiscal 2005
Japan	JPY	3,495,393			-4.6	JPY	3,665,848		$32,667
Overseas		1,306,322			+9.3		1,194,698		12,209

Consolidated	JPY	4,801,715			-1.2	JPY	4,860,546		$44,876

*	Sales by Market information based on the country location of customers.

FINANCIAL INSTRUMENTS

(1)	Marketable securities

The cost, fair value and net unrealized holding gains for marketable securities by major security type are summarized as follows:

	(In millions of yen)
	March 31, 2005	March 31, 2004
Available-for-sale:
Equity securities
Cost	JPY 58,333	JPY 80,083
Fair value	107,577	146,944
Net unrealized holding gains	49,244	66,861

Debt securities
Cost	30	3,043
Fair value	35	3,045
Net unrealized holding gains	5	2

(2)	Investments in affiliated companies accounted for by the equity method

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:

	(In millions of yen)
	March 31, 2005	March 31, 2004
Carrying amount	JPY 149,448	JPY 104,341
Market value	302,648	207,992

	153,200	103,651

PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in the year ended March 31, 2003, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company’s contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government, with the transfer to the Japanese government from the assets of the pension plans in the year ended March 31, 2004 and 2005, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. For the year ended March 31, 2004 and 2005, the Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of 8,130 million yen and 1,312 million yen for continuing operations through these transactions, respectively.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

The weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2004 were as follows:

	March 31, 2005	March 31, 2004
Discount rate	2.5%	2.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%

The weighted-average assumptions used to determine net pension and severance cost for the year ended March 31, 2005 and 2004 were as follows:

	March 31, 2005	March 31, 2004
Discount rate	2.5%	3.0%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	2.5%	4.0%

NET	INCOME PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income is as follows:

	(In millions of yen)
	Fiscal 2005	Fiscal 2004
Income from continuing operations	JPY 77,147	JPY 9,757
Effect of participating securities	(889)	—
Income from continuing operations available to common shareholders	76,258	9,757
Effect of dilutive securities	(222)	—

Diluted income from continuing operations	JPY 76,036	JPY 9,757

Income from discontinued operations, net of tax	JPY 68	JPY 267

Net income	JPY 77,215	JPY 10,024
Effect of participating securities	(889)	—
Net income available to common shareholders	76,326	10,024
Effect of dilutive securities	(222)	—

Diluted net income	JPY 76,104	JPY 10,024

	(Number of shares)
	Fiscal 2005	Fiscal 2004
Weighted-average number of shares of common stock outstanding for the year	1,926,424,743	1,735,345,608
Effect of dilutive securities	166,262,345	89,977,031

Weighted-average number of shares of diluted common stock outstanding for the year	2,092,687,088	1,825,322,639

Net Income Per Share:
	(In yen)
	Fiscal 2005	Fiscal 2004
Basic	JPY 39.62	JPY 5.78

Income from continuing operations	39.59	5.62
Income from discontinued operations, net of tax	0.03	0.16

Diluted	JPY 36.37	JPY 5.49

Income from continuing operations	36.34	5.35
Income from discontinued operations, net of tax	0.03	0.14
Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:
	(Number of shares)
	Fiscal 2005	Fiscal 2004
Convertible debt	—	132,962,884
Stock options	1,234,000	827,000

(Notes)

“Operating income” set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively “NEC”) are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC’s markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC’s products and services in the marketplace; NEC’s ability to continue to win acceptance of its products and services in these highly competitive markets; NEC’s ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC’s businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management’s targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Contact: Diane Foley/Makoto Miyakawa

Corporate Communications Division

NEC Corporation

+81-3-3798-6511